UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oz. House LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Texas

   Date of organization
   July 2, 2018

Physical address of issuer
10601 Ranch Road 2222, Suite H, Austin, TX 78730

Website of issuer
www.oztaphouse.com

Current number of employees
35

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$589,747.78	$540,807.54
Cash & Cash Equivalents	$167,028.42	$95,445.40
Accounts Receivable	$0.00	$0.00
Short-term Debt	$199,546.05	$115,158.71
Long-term Debt	$451,450.59	$533,624.60
Revenues/Sales	$1,327,147.98	$1,272,005.02
Cost of Goods Sold	$752,935.65	$731,712.31
Taxes Paid	$109,675.74	$100,439.80
Net Income	-$26,731.77	-$124,685.86

FORM C-AR

Oz. House LLC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Oz. House LLC, a Texas Limited Liability Company (the "Company" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.oztaphouse.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future

in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 04/30/2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Oz. House LLC (the "Company") is a Texas Limited Liability Company, formed on July 2, 2018. The Company is currently also conducting business under the name of Assumed Name: Oz. Tap House.

The Company is located at 10601 Ranch Road 2222, Suite H, Austin, TX 78730.

The Company's website is www.oztaphouse.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine and cider by the ounce. Patrons choose from a menu that mainly consists of gourmet craft burgers, chopped salads and help yourself ice cream that's mostly local, organic, and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 Oz. beer Crowler of their choice to take home for further enjoyment.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our craft beer dispensing technology is becoming highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors

also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Krista Kanter who are Spouse of the Company. The Company has or intends to enter into employment agreements with Krista Kanter although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Krista Kanter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Krista Kanter in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Krista Kanter die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among American food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to

label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The beef and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine and cider by the ounce. Patrons choose from a menu that mainly consists of gourmet craft burgers, chopped salads and help yourself ice cream that's mostly local, organic, and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 Oz. beer Crowler of their choice to take home for further enjoyment.

Business Plan

Oz. Tap House utilizes self-serve metered tap technology from a company called Pour My Beer. Data tells story. While Pour My Beer can be incorporated into multiple industries and environments, they focus on the markets with the highest return on investment (ROI). Also, thanks to 73.7 million ounces worth of anonymous demographic data, they have identified clear patron personas. This valuable data enables operators to meet the self-serve needs of their patrons, which increases profit and ROI. Although Pour My Beer appeals to men and women, young and old, their aggregate data reveals that the typical patron is 32 years old, male, tech-savvy, and curious about new things—including premium beers. This customer demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences. The critical female demographic enjoys the freedom to make their own choices and prefer (in order), red wine, white wine and ciders. Finally, the loyalist demographic enjoys drinking light craft, is interested in volume vs price, and enjoys watching sports.

History of the Business

Sean and Krista Kanter have previously filed for Chapter 7 bankruptcy. Discharged 05/29/2012

The Company's Products and/or Services

Product / Service	Description	Current Market

Self-Serve Beer, Wine, Cocktail Tap Wall with Counter Order Menu	We are Texas' first legal self-pour establishment, where patrons can sample and pour their own beer, wine and cocktails by the ounce; also offering burgers, bites and salads.	We are a family friendly establishment, catering to young 'explorers' to the seasoned veteran. Although self pour appeals to men and women, young and old, our target patron is 32 years old, male, tech-savvy, and curious about new things including premium beers. This demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences.

Oz. Tap House grows through innovation and marketing. Our first store is utilizing a fully integrated point of sale POS system, that offers counter order, a self pouring beer, wine and cocktail wall. Oz. utilized Toasttab POS solutions in conjunction with PourMyBeer self pour tap wall system. Toast integrates, not only Pour my Beer, but gives the Company an online ordering presence for our website, connect with our online delivery services, and most importantly the ability to gather patron data for marketing.

Oz. Tap House's revenue is mostly walk-in business, since we are a brick and mortar. However, we just launched online deliver through Uber Eats, GrubHub and DoorDash. We utilize Otter to consolidate all three delivery companies on one dashboard through our kitchen display screens. As previously stated, we are introducing Toast POS along with their online ordering system on our website. We are also exploring an online branding store to add to our website as an additional stream of revenue.

Competition

The Company's primary competitors are There is competition in the area, and the immediate, most notable, existing choices include :.

Mandola's Italian Kitchen - This store is located in the Shops at Presidio, in the same center as Oz. Tap House. We share the same common area. Mandola's is a family friendly counter order restaurant. This conveniently matches our family friendly model. Red Horn Coffee House and Brewing Co. - This joint is always a packed house. That's why we chose to partner with them and give them a couple taps on our self-pour beer wall! They are right down the street from us. Yes, they are beer competition, but once again, we complement each other being in the same area, bouncing from one pub to the next! The League Kitchen & Tavern - A Rollicking restaurant offering creative New American fare & drinks in airy surroundings. Looks good.

Customer Base

Our customers are our neighbors and local residents who appreciate our quality cuisine and dining experience as well as destination diners who have heard about our restaurant via word of mouth or certain advertising channels.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Restaurant	City of Austin	Permit to operate a food enterprise		January 30, 2019
Restaurant	City of Austin	Wine and Beer Retailers Permit		November 6, 2018
Restaurant	City of Austin Development Services Dept	Occupant Load Card		February 19, 2019
Restaurant	Comptroller.Texas.Gov	Texas Sales and Use Tax Permit		November 18, 2018
Restaurant	Texas Alcoholic Beverage Commission	Wine and Beer Retailers on Premise Permit		October 5, 2020

Oz. Tap House is the first legal self-serve beer and wine establishment in Texas. As of February 1st, 2019, Self-Serve Alcohol has been legalized on a case by case basis. Please see link below for details. https://www.tabc.texas.gov/marketing_practices/advisories/MPA058.pdf

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Kanter Companies LLC	Kanter Companies LLC is a fully owned and operated Sean Kanter. Kanter Companies LLC owns 51% of Oz House LLC .	1	$0.00

Other

The Company's principal address is 10601 Ranch Road 2222, Suite H, Austin, TX 78730

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Odette Enterprises, LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates

John Odette - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Strategy Officer

Name

Kanter Companies

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sean Kanter - Owner July 2, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner Operators Sean will run day to day operations until Oz. House is profitable, systems are streamlined, and the right team of employees are on the bus.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 35 employees in Austin, TX USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
(Example)	(W2, etc)	June 1, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class C Notes/Bonds
Amount outstanding	146,806

Voting Rights	NA
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Type of security	Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests)
Amount outstanding	n/a
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Microventures
Amount outstanding	$146,805.72
Interest rate and payment schedule	0%
Amortization schedule	2.5% of sales paid quarterly
Describe any collateral or security	Security Class C
Maturity date	December 31, 2024
Other material terms	n/a

Type of debt	Equipment Lease
Name of creditor	Amur
Amount outstanding	$16,662.80
Interest rate and payment schedule	0%
Amortization schedule	$3,332.56
Describe any collateral or security	equipment

Maturity date	September 1, 2021
Other material terms	n/a

Type of debt	Bank loan
Name of creditor	BBVA 5311
Amount outstanding	$7,015.46
Interest rate and payment schedule	16.99%
Amortization schedule	$261.22
Describe any collateral or security	n/a
Maturity date	June 1, 2023
Other material terms	n/a

Type of debt	Equipment Lease
Name of creditor	Pawnee Equipment Lease
Amount outstanding	$9,954.75
Interest rate and payment schedule	0%
Amortization schedule	$765.75
Describe any collateral or security	equipment
Maturity date	June 1, 2022
Other material terms	n/a

Type of debt	Line of credit
Name of creditor	AAA Credit Card
Amount outstanding	$4,248.97
Interest rate and payment schedule	11.75%
Amortization schedule	$800
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

Type of debt	Line of credit
Name of creditor	American Express Business Credit Card
Amount outstanding	$19,724.60
Interest rate and payment schedule	0%
Amortization schedule	Statement Balance is Paid in full monthly
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

Type of debt	Line of credit
Name of creditor	Capital One Business Credit Card
Amount outstanding	$39,768.40
Interest rate and payment schedule	0%
Amortization schedule	Statement Balance is Paid in full monthly
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

Type of debt	equipment loan
Name of creditor	PMB Innovative Tap
Amount outstanding	$11,783.15
Interest rate and payment schedule	0%
Amortization schedule	1022.50
Describe any collateral or security	self pour technology hardware and software
Maturity date	May 17, 2022
Other material terms	n/a

Type of debt	equipment lease
Name of creditor	Time Payment
Amount outstanding	$10,301.92

Interest rate and payment schedule	0%
Amortization schedule	643.87
Describe any collateral or security	equipment
Maturity date	July 25, 2022
Other material terms	n/a

Type of debt	lease
Name of creditor	centrafunding
Amount outstanding	$16,422.12
Interest rate and payment schedule	0%
Amortization schedule	746.46
Describe any collateral or security	equipment
Maturity date	March 11, 2023
Other material terms	n/a

Type of debt	Bank loan
Name of creditor	BBVA
Amount outstanding	$114,460.00
Interest rate and payment schedule	2.75%
Amortization schedule	$2500
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

Type of debt	Notes
Name of creditor	SBA EIDL
Amount outstanding	$150,000.00
Interest rate and payment schedule	2.75%
Amortization schedule	$713.00
Describe any collateral or security	N/A

Maturity date	n/a
Other material terms	n/a

The total amount of outstanding debt of the company is $547,147.89.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests)	295	107,000	Running	February 2018	Regulation CF

Ownership

Kanter Companies LLC has 51% of Oz. House LLC. Odette Enterprises LLC has 49% of Oz. House LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Kanter Companies LLC	51.0%
Odette Enterprises	49.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$721,513.00	-$522.00	$0.00

Operations

Our first location is up and running with the help of a private investor, loans and leases. We are currently operating at a loss until we pay off our liabilities and continue to gather more investments for subsequent locations and as sales organically increase. More locations will yield better profit margins as we spread executive salaries and other general operating expenses across P&L's.

Profitability will be improved on as our sales continue to increase and our liabilities continue to be paid down. This will be attained through marketing, innovation and consistency.

Liquidity and Capital Resources

On 2/19/2018 the Company conducted an offering pursuant to Regulation CF and raised $107,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

None

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sean Kanter

(Signature)

Sean Kanter

(Name)

Chief Executive Member

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kanter Companies

(Signature)

Kanter Companies

(Name)

Chief Executive Member

(Title)

4/30/2021

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Kanter Companies, being the founder of Oz. House LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Kanter Companies

(Signature)

Kanter Companies

(Name)

Chief Executive Member

(Title)

4/30/2021

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

FOR TAX YEAR 2019

OZ HOUSE LLC

Cornbelt Financial, LLC

44 Cook Street Suite 100

Denver, CO 80206

(303)242-8821

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

March 05, 2020

Oz House LLC
11203 Ranch Road 2222 STE 2502
Austin, TX 78730

Subject: Preparation of 2019 Tax Returns

Oz House LLC:

Thank you for choosing Cornbelt Financial, LLC to assist with the 2019 taxes for Oz House LLC. This letter confirms the terms of the engagement and outlines the nature and extent of the services we will provide.

We will prepare the 2019 federal and state income tax returns for Oz House LLC. We will depend on management to provide the information we need to prepare complete and accurate returns. We may ask management to clarify some items but will not audit or otherwise verify the data submitted.

We will perform accounting services only as needed to prepare the tax returns. Our work will not include procedures to find defalcations or other irregularities. Accordingly, our engagement should not be relied upon to disclose errors, fraud, or other illegal acts, though it may be necessary for management to clarify some of the information submitted. We will inform management of any material errors, fraud, or other illegal acts we discover.

The law imposes penalties when taxpayers underestimate their tax liability. Call us if there are any concerns about such penalties.

Should we encounter instances of unclear tax law, or of potential conflicts in the interpretation of the law, we will outline the reasonable courses of action and the risks and consequences of each. We will ultimately adopt, on the behalf of Oz House LLC, the alternative selected by management.

Our fee will be based on the time required at standard billing rates plus out-of-pocket expenses. Invoices are due and payable upon presentation. To the extent permitted by state law, an interest charge may be added to all accounts not paid within thirty (30) days.

We will return the original records to management at the end of this engagement. Store these records, along with all supporting documents, in a secure location. We retain copies of the records and our work papers from the engagement for up to seven years, after which these documents will be destroyed.

If management has not selected to e-file the returns with our office, management will be solely responsible to file the returns with the appropriate taxing authorities. The officer should review all tax-return documents carefully before signing them. Our engagement to prepare the 2019 tax returns will conclude with the delivery of the completed returns to management, or with e-filed returns, with the tax matters representative's signature and our subsequent submittal of the tax return.

To affirm that this letter correctly summarizes the arrangements for this work, sign the enclosed copy of this letter in the space indicated and return it to us in the envelope provided.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at

(303)242-8821.

Sincerely,

Adam Carr
Cornbelt Financial, LLC

Accepted By:

_____
Officer

_____
Date

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

March 05, 2020

Oz House LLC
11203 Ranch Road 2222 STE 2502
Austin, TX 78730

Oz House LLC:

Enclosed is the 2019 Form 1120S, U.S. Income Tax Return for an S Corporation, prepared for Oz House LLC from the information provided. This return will be e-filed with the IRS once we receive a signed Form 8879-S, IRS e-file Signature Authorization for Form 1120S.

The corporation's federal return reflects neither a refund nor a balance due.

Enclosed are letters and copies of the Schedule K-1, to be distributed to the shareholders.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (303)242-8821.

Sincerely,

Adam Carr
Cornbelt Financial, LLC

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

March 05, 2020

Oz House LLC
11203 Ranch Road 2222 STE 2502
Austin, TX 78730

Your privacy is important to us. Read the following privacy policy.

We collect nonpublic personal information about you from various sources, including:

* Interviews regarding your tax situation

* Applications, organizers, or other documents that supply such information as your name, address, telephone number, Social Security Number, number of dependents, income, and other tax-related data

* Tax-related documents you provide that are required for processing tax returns, such as Forms W-2, 1099R, 1099-INT and 1099-DIV, and stock transactions

We do not disclose any nonpublic personal information about our clients or former clients to anyone, except as requested by our clients or as required by law.

We restrict access to personal information concerning you, except to our employees who need such information in order to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your personal information.

If you have any questions about our privacy policy, contact our office at (303)242-8821.

Sincerely,

Adam Carr
Cornbelt Financial, LLC

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

Customer Name	Customer Information	
Oz House LLC 11203 Ranch Road 2222 STE 2502 Austin, TX 78730	Invoice #:	
	Date:	March 05, 2020
	Phone:	(805)760-2354
	E-mail:	info@oztaphouse.com

Your 2019 tax return was prepared by Adam Carr.

Description		Fee
Federal And Supplemental Forms		
Form 1120S	U.S. S Corp Income Tax Return, page 1	
Form 1120S pg 2	U.S. S Corp Income Tax Return, page 2	
Form 1120S pg 3	U.S. S Corp Income Tax Return, page 3	
Form 1120S pg 4	U.S. S Corp Income Tax Return, page 4	
Form 1120S pg 5	U.S. S Corp Income Tax Return, page 5	
Schedule K-1	Shareholder's Share of Income	
Schedule K-1	Shareholder's Share of Income	
K-1 Wks QBI	Qualified Business Income Wks for Shareholders	
K-1 Wks QBI	Qualified Business Income Wks for Shareholders	
Form 1125-A	Cost of Goods Sold	
Form 1125-E	Compensation of Officers	
Form 4562	Depreciation and Amortization	
Form 8846	Credit for Employer SS and Medicare Taxes	
Form 8879-S	E-File Signature Authorization for 1120S	
FED DEPR Schedule	Federal Depreciation Schedule	
FED DEPR Schedule	Federal Depreciation Schedule	
Next Year Depr	Next Year Depreciation Schedule	
ST DEPR Schedule	State Depreciation Schedule	
ST DEPR Schedule	State Depreciation Schedule	
Wks DIST	Distribution Information	
Wks M-2	Schedule M-2 Worksheet	
Wks QBI	Qualified Business Income Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SOWN	Summary of Ownership Changes	
Wks Tax/Lic	Taxes and Licenses Worksheet	
Statement 1120S	Form 1120S - Itemized Other Income	
Statement 1120S	Form 1120S - Itemized Other Deduction	
Statement Sch K	Schedule K - Charitible Contributions	
Statement Sch K	Schedule K - Itemized Other Credits	
Statement Sch K	Schedule K - Nondeductible Expenses	

Statement Sch L	Schedule L - Itemized Other Current Assets	
Statement Sch M1	Schedule M1 - Item Exp Recorded on Bks	
Statement Sch M2	Schedule M2 - Accum Adj Acc Other Ded	
Overflow	Itemized Listing Attachment	
Overflow	Itemized Listing Attachment	
Overflow	Itemized Listing Attachment	
Comparison	Tax Year Comparison Sheet	
K-K1 Comparison	Comparison of Schedule K to K-1	

Total Forms	41	**Forms Subtotal**	695.00
		Total Balance Due	695.00

Payment due upon receipt. Thank you for your business!

Form **1120-S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

▶ **Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.**

▶ Go to *www.irs.gov/Form1120S* for instructions and the latest information.

OMB No. 1545-0123

2019

For calendar year 2019 or tax year beginning _____, 2019, ending _____, 20 _____

A S election effective date
07-03-2018

B Business activity code number (see instructions)
722410

C Check if Sch. M-3 attached ☐

TYPE
OR
PRINT

Name
Oz House LLC

Number, street, and room or suite no. If a P.O. box, see instructions.   STE 2502
11203 Ranch Road 2222

City or town, state or province, country, and ZIP or foreign postal code
Austin   **TX**   **78730**

D Employer identification number
83-1111103

E Date incorporated
07-03-2018

F Total assets (see instructions)
$ **184,441**

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year . . . . ▶ **2**

J Check if corporation: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1a	Gross receipts or sales	1a	1,272,538	
b	Returns and allowances	1b	125,539	
c	Balance. Subtract line 1b from line 1a	1c		1,146,999
2	Cost of goods sold (attach Form 1125-A)	2		617,214
3	Gross profit. Subtract line 2 from line 1c	3		529,785
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797) . .	4		
5	Other income (loss) (see instructions - attach statement) . . Statement #1.	5		6,713
6	**Total income (loss).** Add lines 3 through 5 . . . . ▶	6		536,498

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions - attach Form 1125-E) . . .	7	104,651
8	Salaries and wages (less employment credits)	8	91,685
9	Repairs and maintenance	9	8,593
10	Bad debts	10	
11	Rents	11	107,125
12	Taxes and licenses . . . . Wks. Tax./Lic.	12	22,652
13	Interest (see instructions)	13	26,357
14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	14	214,107
15	Depletion (**Do not deduct oil and gas depletion.**)	15	
16	Advertising	16	6,627
17	Pension, profit-sharing, etc., plans	17	
18	Employee benefit programs	18	1,093
19	Other deductions (attach statement) . . . . Statement #2.	19	192,053
20	**Total deductions.** Add lines 7 through 19 . . . . ▶	20	774,943
21	**Ordinary business income (loss).** Subtract line 20 from line 6.	21	(238,445)

Tax and Payments

22a	Excess net passive income or LIFO recapture tax (see instructions)	22a		
b	Tax from Schedule D (Form 1120-S)	22b		
c	Add lines 22a and 22b (see instructions for additional taxes)	22c		
23a	2019 estimated tax payments and 2018 overpayment credited to 2019 . . .	23a		
b	Tax deposited with Form 7004	23b		
c	Credit for federal tax paid on fuels (attach Form 4136)	23c		
d	Reserved for future use	23d		
e	Add lines 23a through 23d	23e		
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached . . . . ▶ ☐	24		
25	**Amount owed.** If line 23e is smaller than the total of lines 22c and 24, enter amount owed . .	25		
26	**Overpayment.** If line 23e is larger than the total of lines 22c and 24, enter amount overpaid.	26		
27	Enter amount from line 26: **Credited to 2020 estimated tax** ▶ _____ **Refunded** ▶	27		

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ **Sean Kanter**
Signature of officer   Date

▶ **Officer**
Title

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☒ if	PTIN
Adam Carr		03-05-2020	self-employed	P01233634

Firm's name ▶ **Cornbelt Financial, LLC**   Firm's EIN ▶ **27-4431083**

Firm's address ▶ **44 Cook Street Suite 100**   Phone no.

Denver CO 80206   **(303)242-8821**

For Paperwork Reduction Act Notice, see separate instructions.

EEA

Form **1120-S** (2019)

Schedule B Other Information (see instructions)

		Yes	No
1	Check accounting method: a [X] Cash b [ ] Accrual c [ ] Other (specify) ▶		
2	See the instructions and enter the: a Business activity ▶ Self Serve Beer b Product or service ▶ Self Serve Beer		
3	At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation		X
4	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below	X	

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) is 100%, Enter the Date (if any) a Qualified Subchapter S Subsidiary Election Was Made
Kanter Companies LL O	32-0571434	US	51.0000	

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5 a	At the end of the tax year, did the corporation have any outstanding shares of restricted stock?		X
	If "Yes," complete lines (i) and (ii) below.		
	(i) Total shares of restricted stock ▶		
	(ii) Total shares of non-restricted stock ▶		
b	At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments?		X
	If "Yes," complete lines (i) and (ii) below.		
	(i) Total shares of stock outstanding at the end of the tax year ▶		
	(ii) Total shares of stock outstanding if all instruments were executed ▶		
6	Has this corporation filed, or is it required to file, **Form 8918,** Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
7	Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
8	If the corporation: **(a)** was a C corporation before it elected to be an S corporation **or** the corporation acquired an asset with a basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation **and** **(b)** has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in gain reduced by net recognized built-in gain from prior years. See instructions ▶ $		
9	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
10	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current , or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense. If "Yes," complete and attach Form 8990.		
11	Does the corporation satisfy **both** of the following conditions?.		X
a	The corporation's total receipts (see instructions) for the tax year were less than $250,000.		
b	The corporation's total assets at the end of the tax year were less than $250,000. If "Yes," the corporation is not required to complete Schedules L and M-1.		

Schedule B	Other Information (see instructions) (continued)		Yes	No
12	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?			X
	If "Yes," enter the amount of principal reduction . . . . ▶ $			
13	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions			X
14 a	Did the corporation make any payments in 2019 that would require it to file Form(s) 1099?			X
b	If "Yes," did the corporation file or will it file required Form(s) 1099?			
15	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?			X
	If "Yes," enter the amount from Form 8996, line 14 . . . . ▶ $			

Schedule K		Shareholders' Pro Rata Share Items		Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 21)	1	(238,445)
	2	Net rental real estate income (loss) (attach Form 8825)	2	
	3a	Other gross rental income (loss)	3a		
	b	Expenses from other rental activities (attach statement)	3b		
	c	Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4	Interest income	4	
	5	Dividends: a Ordinary dividends	5a	
		b Qualified dividends	5b		
	6	Royalties	6	
	7	Net short-term capital gain (loss) (attach Schedule D (Form 1120-S)) . . .	7	
	8a	Net long-term capital gain (loss) (attach Schedule D (Form 1120-S))	8a	
	b	Collectibles (28%) gain (loss)	8b		
	c	Unrecaptured section 1250 gain (attach statement)	8c		
	9	Net section 1231 gain (loss) (attach Form 4797)	9	
	10	Other income (loss) (see instructions) . . . Type ▶	10	
Deductions	11	Section 179 deduction (attach Form 4562)	11	
	12a	Charitable contributions . . . . Statement #9	12a	534
	b	Investment interest expense	12b	
	c	Section 59(e)(2) expenditures (1) Type ▶ _____ (2) Amount ▶	12c(2)	
	d	Other deductions (see instructions) . . . . Type ▶	12d	
Credits	13a	Low-income housing credit (section 42(j)(5))	13a	
	b	Low-income housing credit (other)	13b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	13c	
	d	Other rental real estate credits (see instructions) . . . Type ▶ _____	13d	
	e	Other rental credits (see instructions) . . . . Type ▶ _____	13e	
	f	Biofuel producer credit (attach Form 6478)	13f	
	g	Other credits (see instructions) . . . . Type ▶ Statement #12	13g	7,517
Foreign Transactions	14a	Name of country or U.S. possession ▶ _____		
	b	Gross income from all sources	14b	
	c	Gross income sourced at shareholder level	14c	
		Foreign gross income sourced at corporate level		
	d	Reserved for future use	14d	
	e	Foreign branch category	14e	
	f	Passive category	14f	
	g	General category	14g	
	h	Other (attach statement)	14h	
		Deductions allocated and apportioned at shareholder level		
	i	Interest expense	14i	
	j	Other	14j	
		Deductions allocated and apportioned at corporate level to foreign source income		
	k	Reserved for future use	14k	
	l	Foreign branch category	14l	
	m	Passive category	14m	
	n	General category	14n	
	o	Other (attach statement)	14o	
		Other information		
	p	Total foreign taxes (check one): ☐ Paid ☐ Accrued . . . . ▶	14p	
	q	Reduction in taxes available for credit (attach statement)	14q	
	r	Other foreign tax information (attach statement)		

Schedule K	Shareholders' Pro Rata Share Items (continued)		Total amount

Alternative Minimum Tax (AMT) Items

15a	Post-1986 depreciation adjustment	15a	
b	Adjusted gain or loss	15b	
c	Depletion (other than oil and gas)	15c	
d	Oil, gas, and geothermal properties - gross income	15d	
e	Oil, gas, and geothermal properties - deductions	15e	
f	Other AMT items (attach statement)	15f	

Items Affecting Shareholder Basis

16a	Tax-exempt interest income	16a	
b	Other tax-exempt income	16b	
c	Nondeductible expenses .... Statement #16c	16c	8,274
d	Distributions (attach statement if required) (see instructions)	16d	522
e	Repayment of loans from shareholders	16e	

Other Information

17 a	Investment income	17a	
b	Investment expenses	17b	
c	Dividend distributions paid from accumulated earnings and profits	17c	
d	Other items and amounts (attach statement)		

Reconciliation

18	**Income (loss) reconciliation.** Combine the amounts on lines 1 through 10 in the far right column. From the result, subtract the sum of the amounts on lines 11 through 12d and 14p	18	(238,979)

Schedule L	Balance Sheets per Books		Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)	
1	Cash		64,156		95,445	
2a	Trade notes and accounts receivable					
b	Less allowance for bad debts	( )		( )		
3	Inventories					
4	U.S. government obligations					
5	Tax-exempt securities (see instructions)					
6	Other current assets (attach statement)	Statement #19	26,159	Statement #19	39,989	
7	Loans to shareholders					
8	Mortgage and real estate loans					
9	Other investments (attach statement)					
10a	Buildings and other depreciable assets	235,926		450,033		
b	Less accumulated depreciation	(235,926)		(450,033)		
11a	Depletable assets					
b	Less accumulated depletion	( )		( )		
12	Land (net of any amortization)					
13a	Intangible assets (amortizable only)	54,791		54,791		
b	Less accumulated amortization	(2,131)	52,660	(5,784)	49,007	
14	Other assets (attach statement)					
15	Total assets		142,975		184,441	
	Liabilities and Shareholders' Equity					
16	Accounts payable					
17	Mortgages, notes, bonds payable in less than 1 year		2,500		77,787	
18	Other current liabilities (attach statement)					
19	Loans from shareholders		207,164		382,842	
20	Mortgages, notes, bonds payable in 1 year or more					
21	Other liabilities (attach statement)					
22	Capital stock		210,286		210,500	
23	Additional paid-in capital					
24	Retained earnings		(276,975)		(486,688)	
25	Adjustments to shareholders' equity (attach statement)					
26	Less cost of treasury stock		( )		( )	
27	Total liabilities and shareholders' equity		142,975		184,441	

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	**(247,253)**	5 Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize): _____		a Tax-exempt interest $ _____	
3	Expenses recorded on books this year not included on Schedule K, lines 1 through 12 and 14p (itemize):		6 Deductions included on Schedule K, lines 1 through 12 and 14p , not charged against book income this year (itemize):	
a	Depreciation $ _____		a Depreciation $ _____	
b	Travel and entertainment $ 260			
	Statement #26 8,014			
		8,274	7 Add lines 5 and 6	
4	Add lines 1 through 3	**(238,979)**	8 Income (loss) (Schedule K, line 18). Subtract line 7 from line 4	**(238,979)**

Schedule M-2 — Analysis of Accumulated Adjustments Account, Shareholders' Undistributed Taxable Income Previously Taxed, Accumulated Earnings and Profits, and Other Adjustments Account

(see instructions)

		(a) Accumulated adjustments account	(b) Shareholders' undistributed taxable income previously taxed	(c) Accumulated earnings and profits	(d) Other adjustments account
1	Balance at beginning of tax year	(239,434)			
2	Ordinary income from page 1, line 21				
3	Other additions				
4	Loss from page 1, line 21	(238,445)			
5	Other reductions . . . .Statement #30	(8,809)			( )
6	Combine lines 1 through 5	(486,688)			
7	Distributions				
8	Balance at end of tax year. Subtract line 7 from line 6	(486,688)			

Form **1125-A** (Rev. November 2018) Department of the Treasury Internal Revenue Service	**Cost of Goods Sold** ▶ **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.** ▶ **Go to** *www.irs.gov/Form1125A* **for the latest information.**	OMB No. 1545-0123

Name

Oz House LLC

Employer identification number

83-1111103

1	Inventory at beginning of year	1	
2	Purchases	2	413,465
3	Cost of labor	3	203,749
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	617,214
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	617,214

9a Check all methods used for valuing closing inventory:

    (i) [X] Cost

    (ii) [ ] Lower of cost or market

    (iii) [ ] Other (Specify method used and attach explanation.)   ▶ _____

b Check if there was a writedown of subnormal goods . . . . ▶ [ ]

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) . . . . ▶ [ ]

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO . . . . | **9d** |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions . . . . . . [ ] Yes [X] No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation . . . . [ ] Yes [X] No

For Paperwork Reduction Act Notice, see instructions

EEA

Form **1125-A** (Rev. 11-2018)

671119

□ Final K-1   □ Amended K-1   OMB No. 1545-0123

Schedule K-1
(Form 1120-S)

2019

Department of the Treasury
Internal Revenue Service

For calendar year 2019, or tax year

beginning _____ 2019 ending _____

Shareholder's Share of Income, Deductions, Credits, etc.

▶ See page 2 of form and separate instructions.

Part I	Information About the Corporation

A Corporation's employer identification number

83-1111103

B Corporation's name, address, city, state, and ZIP code

Oz House LLC

11203 Ranch Road 2222
STE 2502
Austin   TX 78730

C IRS Center where corporation filed return

E-FILE

Part II	Information About the Shareholder

D Shareholder's identifying number

32-0571434

E Shareholder's name, address, city, state, and ZIP code

Kanter Companies LLC

11203 Ranch Road 2222 Apt 2502
Austin   TX 78730

F Shareholder's percentage of stock
ownership for tax year .... 51.00000 %

For IRS Use Only

Part III	Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) **(121,607)**	13	Credits **N 3,834**
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	15	Alternative minimum tax (AMT) items
11	Section 179 deduction	16	Items affecting shareholder basis **C* STMT**
12	Other deductions **A 272**		**D 522**
		17	Other information
		V*	**STMT**

18 □ More than one activity for at-risk purposes*
19 □ More than one activity for passive activity purposes*

* See attached statement for additional information.

For Paperwork Reduction Act Notice, see the Instructions for Form 1120-S.   www.irs.gov/Form1120S   Schedule K-1 (Form 1120-S) 2019

EEA

This list identifies the codes used on Schedule K-1 for all shareholders and provides summarized reporting information for shareholders who file Form 1040 or 1040-SR. For detailed reporting and filing information, see the separate Shareholder's Instructions for Schedule K-1 and the instructions for your income tax return.

1. Ordinary business income (loss). Determine whether the income (loss) is passive or nonpassive and enter on your return as follows:

	Report on
Passive loss	See the Shareholder's Instructions
Passive income	Schedule E, line 28, column (h)
Nonpassive loss	See the Shareholder's Instructions
Nonpassive income	Schedule E, line 28, column (k)

2. Net rental real estate income (loss)   See the Shareholder's Instructions

3. Other net rental income (loss)

Net income	Schedule E, line 28, column (h)
Net loss	See the Shareholder's Instructions

4. Interest income   Form 1040 or 1040-SR, line 2b
5a. Ordinary dividends   Form 1040 or 1040-SR, line 3b
5b. Qualified dividends   Form 1040 or 1040-SR, line 3a
6. Royalties   Schedule E, line 4
7. Net short-term capital gain (loss)   Schedule D, line 5
8a. Net long-term capital gain (loss)   Schedule D, line 12
8b. Collectibles (28%) gain (loss)   28% Rate Gain Worksheet, line 4 (Schedule D instructions)
8c. Unrecaptured section 1250 gain   See the Shareholder's Instructions
9. Net section 1231 gain (loss)   See the Shareholder's Instructions

10. Other income (loss)

Code

A	Other portfolio income (loss)	See the Shareholder's Instructions
B	Involuntary conversions	See the Shareholder's Instructions
C	Sec. 1256 contracts & straddles	Form 6781, line 1
D	Mining exploration costs recapture	See Pub. 535
E	Reserved for future use	
F	Section 965(a) inclusion	
G	Income under subpart F (other than inclusions under sections 951A and 965)	See the Shareholder's Instructions
H	Other income (loss)	

11. Section 179 deduction   See the Shareholder's Instructions

12. Other deductions

A	Cash contributions (60%)	
B	Cash contributions (30%)	
C	Noncash contributions (50%)	
D	Noncash contributions (30%)	
E	Capital gain property to a 50% organization (30%)	See the Shareholder's Instructions
F	Capital gain property (20%)	
G	Contributions (100%)	
H	Investment interest expense	Form 4952, line 1
I	Deductions - royalty income	Schedule E, line 19
J	Section 59(e)(2) expenditures	See the Shareholder's Instructions
K	Section 965(c) deduction	See the Shareholder's Instructions
L	Deductions - portfolio (other)	Schedule A, line 16
M	Preproductive period expenses	See the Shareholder's Instructions
N	Commercial revitalization deduction from rental real estate activities	See Form 8582 instructions
O	Reforestation expense deduction	See the Shareholder's Instructions
P	through **R**	Reserved for future use
S	Other deductions	See the Shareholder's Instructions

13. Credits

A	Low-income housing credit (section 42(j)(5)) from pre-2008 buildings	
B	Low-income housing credit (other) from pre-2008 buildings	
C	Low-income housing credit (section 42(j)(5)) from post-2007 buildings	See the Shareholder's Instructions
D	Low-income housing credit (other) from post-2007 buildings	
E	Qualified rehabilitation expenditures (rental real estate)	
F	Other rental real estate credits	
G	Other rental credits	
H	Undistributed capital gains credit	Schedule 3 (Form 1040 or 1040-SR), line 13, box a
I	Biofuel producer credit	
J	Work opportunity credit	
K	Disabled access credit	See the Shareholder's Instructions
L	Empowerment zone employment credit	
M	Credit for increasing research activities	

Code		Report on
N	Credit for employer social security and Medicare taxes	
O	Backup withholding	See the Shareholder's Instructions
P	Other credits	

14. Foreign transactions

A	Name of country or U.S. possession	
B	Gross income from all sources	Form 1116, Part I
C	Gross income sourced at shareholder level	

Foreign gross income sourced at corporate level

D	Reserved for future use	
E	Foreign branch category	
F	Passive category	Form 1116, Part I
G	General category	
H	Other	

Deductions allocated and apportioned at shareholder level

I	Interest expense	Form 1116, Part I
J	Other	Form 1116, Part I

Deductions allocated and apportioned at corporate level to foreign source income

K	Reserved for future use	
L	Foreign branch category	
M	Passive category	Form 1116, Part I
N	General category	
O	Other	

Other information

P	Total foreign taxes paid	Form 1116, Part II
Q	Total foreign taxes accrued	Form 1116, Part II
R	Reduction in taxes available for credit	Form 1116, line 12
S	Foreign trading gross receipts	Form 8873
T	Extraterritorial income exclusion	Form 8873
U	Section 965 information	See the Shareholder's Instructions
V	Other foreign transactions	See the Shareholder's Instructions

15. Alternative minimum tax (AMT) items

A	Post-1986 depreciation adjustment	
B	Adjusted gain or loss	
C	Depletion (other than oil & gas)	See the Shareholder's Instructions
D	Oil, gas, & geothermal - gross income	and the Instructions for Form 6251
E	Oil, gas, & geothermal - deductions	
F	Other AMT items	

16. Items affecting shareholder basis

A	Tax-exempt interest income	Form 1040 or 1040-SR, line 2a
B	Other tax-exempt income	
C	Nondeductible expenses	
D	Distributions	See the Shareholder's Instructions
E	Repayment of loans from shareholders	

17. Other information

A	Investment income	Form 4952, line 4a
B	Investment expenses	Form 4952, line 5
C	Qualified rehabilitation expenditures (other than rental real estate)	See the Shareholder's Instructions
D	Basis of energy property	See the Shareholder's Instructions
E	Recapture of low-income housing credit (section 42(j)(5))	Form 8611, line 8
F	Recapture of low-income housing credit (other)	Form 8611, line 8
G	Recapture of investment credit	See Form 4255
H	Recapture of other credits	See the Shareholder's Instructions
I	Look-back interest - completed long-term contracts	See Form 8697
J	Look-back interest - income forecast method	See Form 8866
K	Dispositions of property with section 179 deductions	
L	Recapture of section 179 deduction	See the Shareholder's Instructions
M	through **U**	
V	Section 199A information	
W	through **Z**	Reserved for future use
AA	Excess taxable income	
AB	Excess business interest income	See the Shareholder's Instructions
AC	Other information	

	Schedule K-1 Supplemental Information	2019

Shareholder's name
Kanter Companies LLC

Shareholder's ID Number
32-0571434

Name of S Corporation
Oz House LLC

S Corporation's EIN
83-1111103

Form 1120S Schedule K-1 - Line 16

Code	Description		Amount
C	Other Nondeductible Expenses		4,220
	Penalties and Fines	253	
	Meals	133	
	Form 8846 - Credit for Emp. Taxes Paid on Tips	3,834	
	Total		**4,220**

1120SK_1.LD2

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

2019

Name(s) as shown on return	Tax ID Number
Oz House LLC	83-1111103

Name(s) as shown on K1	Tax ID Number
Kanter Companies LLC	32-0571434

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Oz House LLC	83-1111103			No

LINE NUMBER	NO. 1	NO. __	NO. __	NO. __	NO. __	NO. __
Ordinary Business Income (Loss)	(121,607)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Charitable Contributions	272					
Other Deductions						
W-2 Wages	204,043					
Unadjusted Basis Immediately After Acquisition	229,517					
Section 199A Dividends						

K1_QBIS~.LD

Shareholder's Adjusted Basis Worksheet

2019

Keep for your records.

Shareholder Number:	**TIN: 32-0571434**	**Tax year ending: 12-31-2019**	**Ownership %: 51.000000**
Shareholder Name:	**Kanter Companies LLC**
Corporation Name:	**Oz House LLC**	**EIN 83-1111103**

Stock basis

1	Stock basis, beginning of year (Not less than zero)			1	
2	Additional Capital Contributions of Stock Purchased			2	
3	Increases for income and gain items:				
	a Ordinary Income	(Sch K-1, Line 1)	a		
	b Real Estate Rental Income	(Sch K-1, Line 2)	b		
	c Other Rental Income	(Sch K-1, Line 3c)	c		
	d Interest, Dividends & Royalties	(Sch K-1, Lines 4, 5 & 6)	d		
	e Capital Gain	(Sch K-1, Lines 7 & 8a)	e		
	f Other Portfolio Income	(Sch K-1, Line 10a)	f		
	g Section 1231 Gain	(Sch K-1, Line 9)	g		
	h Other Income	(Sch K-1, Line 10)	h		
	Total Income and Gain Items	(Total lines 3a-3h)	3a-h		
	i Increase for Non-Taxable Income	(Sch K-1, Lines 16a & b)	3i		
	j Increase for Excess Depletion Adjustment		3j		
	k Increase from Recapture of Business Credits (See IRC § 49(a), 50(a), 50(c)(2) & 1371(d))		3k		
	l Gain from 179 asset disposition		3l		
4	Stock Basis Before Distributions	(Add lines 1 through 3)		4	
5	Reduction for Non-Taxable Distributions	(Sch K-1, Line 16d)		5	522
6	Stock Basis Before Non-Ded. Expense & Depletion	(Cannot be negative)		6	
7a	Decrease for Non-Deductible Expense/Credit Adj	(Sch K-1, Line 16c & 13)	a		
b	Decrease for Depletion	(Sch K-1, Line 17r)	b		7	
8	Stock Basis Before Allowable Losses & Deductions	(Cannot be negative)		8	
9	Decreases for Loss and Deduction items				
	a Ordinary Loss	(Page 2, Col e, Line 9a)	a		
	b Real Estate Rental Loss	(Page 2, Col e, Line 9b)	b		
	c Other Rental Loss	(Page 2, Col e, Line 9c)	c		
	d Capital Loss	(Page 2, Col e, Line 9d)	d		
	e Other Portfolio Loss	(Page 2, Col e, Line 9e)	e		
	f Section 1231 Loss	(Page 2, Col e, Line 9f)	f		
	g Other Loss	(Page 2, Col e, Line 9g)	g		
	h Charitable Contributions	(Page 2, Col e, Line 9h)	h		
	i Section 179 Expense	(Page 2, Col e, Line 9i)	i		
	j Portfolio Income Expenses	(Page 2, Col e, Line 9j)	j		
	k Other Deductions	(Page 2, Col e, Line 9k)	k		
	l Interest Expense on Investment Debt	(Page 2, Col e, Line 9l)	l		
	m Total Foreign Taxes Paid/Accrued	(Page 2, Col e, Line 9m)	m		
	n Section 59(e) Expenditures	(Page 2, Col e, Line 9n)	n		
	Total Loss and Deduction Items	(Total Lines 9a-9n)	9a-n		
	o Other decreases	(Page 2, Col e, Line 9o)	9o		
	p Loss from 179 asset disposition	(Page 2, Col e, Line 9n)	9p		
	Total Decrease for Loss and Deductions Items and Business Credits			9	
10	Less: net increase applied to debt basis			10	
11	Stock Basis at End of Year (Cannot be negative)			11	

Debt Basis

12	Debt basis at beginning of year (not less than zero)	12	
13	New loans to corporation during year	13	
14	Restoration of Debt Basis (Line 10)	14	
15	Less: Loans repaid by corporation during the year	15	
16	Less: Applied against excess loss and deductions / non-deductible items	16	
17	Debt basis at the end of tax year (combine lines 12-16) (not less than zero)	17	
18	Shareholder's total basis at end of tax year (combine lines 11 and 17)	18	

Carryover

		Total Disallowed Losses	Debt Basis Applied Against Excess Losses and Deductions
19	Total Beginning of year	97,753	
20	Add: Losses and deductions this year	126,099	
21	Less: Applied this year		
22	End of year (Not less than zero)	223,852	

WK_SBAS.LD

Shareholder Number:	TIN: 32-0571434	Year Ended: 12-31-2019	Ownership %: 51.000000

Shareholder Name:
Kanter Companies LLC

Corporation Name: Oz House LLC	EIN 83-1111103

		(a) Beginning of Year Losses and Deductions	(b) Current Year Losses and Deductions	(c) Total Losses and Deductions	(d) %	(e) Allocable Losses and Deductions in Current Year	(f) Dissallowed Losses and Deductions (Carryover to Next Year)
9a Ordinary losses from trade or business	(Sch K, Line 1)	97,753	121,607	219,360	99.876200		219,360
b Net losses from rental real estate activities	(Sch K, Line 2)						
c Net losses from other rental activities	(Sch K, Line 3c)						
d Net short-term capital losses	(Sch K, Lines 7 & 8a)						
d Net long-term capital losses							
e Other portfolio losses	(Sch K, Line 10a)						
f Net losses under Section 1231	(Sch K, Line 9)						
g Other losses	(Sch K, Line 10e)						
h Charitable contributions	(Sch K, Line 12a-g)		272	272	0.123800		272
i Section 179 expense deduction	(Sch K, Line 11)						
j Portfolio income expenses	(Sch K, Line 12l)						
k Other deductions	(Sch K, Ln 12, i,m-o,s)						
l Interest expense on investment debts	(Sch K, Line 12h)						
m Foreign taxes paid or accrued	(Sch K, Line 14l & m)						
n Section 59(e) expenditures	(Sch K, Line 12j)						
o Other decreases							
p Loss from 179 asset							
Total deductible losses and deductions		97,753	121,879	219,632			219,632
7a Nondeductible expenses & credit adj	(Sch K, Line 16c & 13)		4,220	4,220	100.000000		4,220
b Oil and gas depletion	(Sch K, Line 17r)						
Total nondeductible losses and deductions			4,220	4,220			4,220
Totals		97,753	126,099	223,852			223,852

WK_SBAS~.LD2

671119

OMB No. 1545-0123

Schedule K-1
(Form 1120-S)

Department of the Treasury
Internal Revenue Service

2019

For calendar year 2019, or tax year

beginning _____ 2019 ending _____

☐ Final K-1   ☐ Amended K-1

Shareholder's Share of Income, Deductions, Credits, etc.

▶ **See page 2 of form and separate instructions.**

Part I	**Information About the Corporation**

A Corporation's employer identification number
83-1111103

B Corporation's name, address, city, state, and ZIP code

Oz House LLC

11203 Ranch Road 2222
STE 2502
Austin   TX 78730

C IRS Center where corporation filed return
E-FILE

Part II	**Information About the Shareholder**

D Shareholder's identifying number
471-96-1252

E Shareholder's name, address, city, state, and ZIP code

John Odette

3708 Humble Cv
Austin   TX 78730

F Shareholder's percentage of stock
ownership for tax year .... 49.00000 %

For IRS Use Only

Part III	**Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items**

1	Ordinary business income (loss) (116,838)	**13**	Credits **N** 3,683
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	**14**	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	**15**	Alternative minimum tax (AMT) items
11	Section 179 deduction	**16**	Items affecting shareholder basis **C*** STMT
12	Other deductions **A** 262		
		17	Other information
		V*	STMT
18	☐ More than one activity for at-risk purposes*		
19	☐ More than one activity for passive activity purposes*		

* See attached statement for additional information.

For Paperwork Reduction Act Notice, see the Instructions for Form 1120-S.   www.irs.gov/Form1120S   Schedule K-1 (Form 1120-S) 2019

EEA

This list identifies the codes used on Schedule K-1 for all shareholders and provides summarized reporting information for shareholders who file Form 1040 or 1040-SR. For detailed reporting and filing information, see the separate Shareholder's Instructions for Schedule K-1 and the instructions for your income tax return.

1. **Ordinary business income (loss).** Determine whether the income (loss) is passive or nonpassive and enter on your return as follows:

	Report on
Passive loss	See the Shareholder's Instructions
Passive income	Schedule E, line 28, column (h)
Nonpassive loss	See the Shareholder's Instructions
Nonpassive income	Schedule E, line 28, column (k)

2. **Net rental real estate income (loss)**   See the Shareholder's Instructions
3. **Other net rental income (loss)**

Net income	Schedule E, line 28, column (h)
Net loss	See the Shareholder's Instructions

4. **Interest income**   Form 1040 or 1040-SR, line 2b
5a. **Ordinary dividends**   Form 1040 or 1040-SR, line 3b
5b. **Qualified dividends**   Form 1040 or 1040-SR, line 3a
6. **Royalties**   Schedule E, line 4
7. **Net short-term capital gain (loss)**   Schedule D, line 5
8a. **Net long-term capital gain (loss)**   Schedule D, line 12
8b. **Collectibles (28%) gain (loss)**   28% Rate Gain Worksheet, line 4 (Schedule D instructions)
8c. **Unrecaptured section 1250 gain**   See the Shareholder's Instructions
9. **Net section 1231 gain (loss)**   See the Shareholder's Instructions
10. **Other income (loss)**

Code

A	Other portfolio income (loss)	See the Shareholder's Instructions
B	Involuntary conversions	See the Shareholder's Instructions
C	Sec. 1256 contracts & straddles	Form 6781, line 1
D	Mining exploration costs recapture	See Pub. 535
E	Reserved for future use	
F	Section 965(a) inclusion	
G	Income under subpart F (other than inclusions under sections 951A and 965)	See the Shareholder's Instructions
H	Other income (loss)	

11. **Section 179 deduction**   See the Shareholder's Instructions
12. **Other deductions**

A	Cash contributions (60%)	
B	Cash contributions (30%)	
C	Noncash contributions (50%)	
D	Noncash contributions (30%)	
E	Capital gain property to a 50% organization (30%)	See the Shareholder's Instructions
F	Capital gain property (20%)	
G	Contributions (100%)	
H	Investment interest expense	Form 4952, line 1
I	Deductions - royalty income	Schedule E, line 19
J	Section 59(e)(2) expenditures	See the Shareholder's Instructions
K	Section 965(c) deduction	See the Shareholder's Instructions
L	Deductions - portfolio (other)	Schedule A, line 16
M	Preproductive period expenses	See the Shareholder's Instructions
N	Commercial revitalization deduction from rental real estate activities	See Form 8582 instructions
O	Reforestation expense deduction	See the Shareholder's Instructions
P	through **R**	Reserved for future use
S	Other deductions	See the Shareholder's Instructions

13. **Credits**

A	Low-income housing credit (section 42(j)(5)) from pre-2008 buildings	
B	Low-income housing credit (other) from pre-2008 buildings	
C	Low-income housing credit (section 42(j)(5)) from post-2007 buildings	See the Shareholder's Instructions
D	Low-income housing credit (other) from post-2007 buildings	
E	Qualified rehabilitation expenditures (rental real estate)	
F	Other rental real estate credits	
G	Other rental credits	
H	Undistributed capital gains credit	Schedule 3 (Form 1040 or 1040-SR), line 13, box a
I	Biofuel producer credit	
J	Work opportunity credit	
K	Disabled access credit	See the Shareholder's Instructions
L	Empowerment zone employment credit	
M	Credit for increasing research activities	

N	Credit for employer social security and Medicare taxes	
O	Backup withholding	See the Shareholder's Instructions
P	Other credits	

14. **Foreign transactions**

A	Name of country or U.S. possession	
B	Gross income from all sources	Form 1116, Part I
C	Gross income sourced at shareholder level	

Foreign gross income sourced at corporate level

D	Reserved for future use	
E	Foreign branch category	
F	Passive category	Form 1116, Part I
G	General category	
H	Other	

Deductions allocated and apportioned at shareholder level

I	Interest expense	Form 1116, Part I
J	Other	Form 1116, Part I

Deductions allocated and apportioned at corporate level to foreign source income

K	Reserved for future use	
L	Foreign branch category	
M	Passive category	Form 1116, Part I
N	General category	
O	Other	

Other information

P	Total foreign taxes paid	Form 1116, Part II
Q	Total foreign taxes accrued	Form 1116, Part II
R	Reduction in taxes available for credit	Form 1116, line 12
S	Foreign trading gross receipts	Form 8873
T	Extraterritorial income exclusion	Form 8873
U	Section 965 information	See the Shareholder's Instructions
V	Other foreign transactions	See the Shareholder's Instructions

15. **Alternative minimum tax (AMT) items**

A	Post-1986 depreciation adjustment	
B	Adjusted gain or loss	
C	Depletion (other than oil & gas)	See the Shareholder's Instructions
D	Oil, gas, & geothermal - gross income	and the Instructions for Form 6251
E	Oil, gas, & geothermal - deductions	
F	Other AMT items	

16. **Items affecting shareholder basis**

A	Tax-exempt interest income	Form 1040 or 1040-SR, line 2a
B	Other tax-exempt income	
C	Nondeductible expenses	
D	Distributions	See the Shareholder's Instructions
E	Repayment of loans from shareholders	

17. **Other information**

A	Investment income	Form 4952, line 4a
B	Investment expenses	Form 4952, line 5
C	Qualified rehabilitation expenditures (other than rental real estate)	See the Shareholder's Instructions
D	Basis of energy property	See the Shareholder's Instructions
E	Recapture of low-income housing credit (section 42(j)(5))	Form 8611, line 8
F	Recapture of low-income housing credit (other)	Form 8611, line 8
G	Recapture of investment credit	See Form 4255
H	Recapture of other credits	See the Shareholder's Instructions
I	Look-back interest - completed long-term contracts	See Form 8697
J	Look-back interest - income forecast method	See Form 8866
K	Dispositions of property with section 179 deductions	
L	Recapture of section 179 deduction	See the Shareholder's Instructions
M	through **U**	
V	Section 199A information	
W	through **Z**	Reserved for future use
AA	Excess taxable income	
AB	Excess business interest income	See the Shareholder's Instructions
AC	Other information	

	Schedule K-1 Supplemental Information	**2019**

Shareholder's name
John Odette

Shareholder's ID Number
471-96-1252

Name of S Corporation
Oz House LLC

S Corporation's EIN
83-1111103

Form 1120S Schedule K-1 - Line 16

Code	Description		Amount
C	Other Nondeductible Expenses		4,054
	Penalties and Fines	244	
	Meals	127	
	Form 8846 - Credit for Emp. Taxes Paid on Tips	3,683	
	Total		**4,054**

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

2019

Name(s) as shown on return
Oz House LLC

Tax ID Number
83-1111103

Name(s) as shown on K1
John Odette

Tax ID Number
471-96-1252

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Oz House LLC	83-1111103			No

LINE NUMBER	NO. 1	NO. __	NO. __	NO. __	NO. __	NO. __
Ordinary Business Income (Loss)	(116,838)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Charitable Contributions	262					
Other Deductions						
W-2 Wages	196,042					
Unadjusted Basis Immediately After Acquisition	220,516					
Section 199A Dividends						

K1_QBIS~.LD

Shareholder's Adjusted Basis Worksheet

Keep for your records.

2019

Shareholder Number:	TIN: 471-96-1252	Tax year ending: 12-31-2019	Ownership %: 49.000000
Shareholder Name:	John Odette	
Corporation Name:	Oz House LLC	EIN 83-1111103

Stock basis

1	Stock basis, beginning of year (Not less than zero)		1	82,677
2	Additional Capital Contributions of Stock Purchased		2	737
3	Increases for income and gain items:			
	a Ordinary Income	(Sch K-1, Line 1)	a	
	b Real Estate Rental Income	(Sch K-1, Line 2)	b	
	c Other Rental Income	(Sch K-1, Line 3c)	c	
	d Interest, Dividends & Royalties	(Sch K-1, Lines 4, 5 & 6)	d	
	e Capital Gain	(Sch K-1, Lines 7 & 8a)	e	
	f Other Portfolio Income	(Sch K-1, Line 10a)	f	
	g Section 1231 Gain	(Sch K-1, Line 9)	g	
	h Other Income	(Sch K-1, Line 10)	h	
	Total Income and Gain Items	(Total lines 3a-3h)	3a-h	
	i Increase for Non-Taxable Income	(Sch K-1, Lines 16a & b)	3i	
	j Increase for Excess Depletion Adjustment		3j	
	k Increase from Recapture of Business Credits (See IRC § 49(a), 50(a), 50(c)(2) & 1371(d))		3k	
	l Gain from 179 asset disposition		3l	
4	Stock Basis Before Distributions	(Add lines 1 through 3)	4	83,414
5	Reduction for Non-Taxable Distributions	(Sch K-1, Line 16d)	5	
6	Stock Basis Before Non-Ded. Expense & Depletion	(Cannot be negative)	6	83,414
7a	Decrease for Non-Deductible Expense/Credit Adj	(Sch K-1, Line 16c & 13) a 4,054		
b	Decrease for Depletion	(Sch K-1, Line 17r) b	7	4,054
8	Stock Basis Before Allowable Losses & Deductions	(Cannot be negative)	8	79,360
9	Decreases for Loss and Deduction items			
	a Ordinary Loss	(Page 2, Col e, Line 9a) a 79,182		
	b Real Estate Rental Loss	(Page 2, Col e, Line 9b) b		
	c Other Rental Loss	(Page 2, Col e, Line 9c) c		
	d Capital Loss	(Page 2, Col e, Line 9d) d		
	e Other Portfolio Loss	(Page 2, Col e, Line 9e) e		
	f Section 1231 Loss	(Page 2, Col e, Line 9f) f		
	g Other Loss	(Page 2, Col e, Line 9g) g		
	h Charitable Contributions	(Page 2, Col e, Line 9h) h 178		
	i Section 179 Expense	(Page 2, Col e, Line 9i) i		
	j Portfolio Income Expenses	(Page 2, Col e, Line 9j) j		
	k Other Deductions	(Page 2, Col e, Line 9k) k		
	l Interest Expense on Investment Debt	(Page 2, Col e, Line 9l) l		
	m Total Foreign Taxes Paid/Accrued	(Page 2, Col e, Line 9m) m		
	n Section 59(e) Expenditures	(Page 2, Col e, Line 9n) n		
	Total Loss and Deduction Items	(Total Lines 9a-9n) 9a-n 79,360		
	o Other decreases	(Page 2, Col e, Line 9o) 9o		
	p Loss from 179 asset disposition	(Page 2, Col e, Line 9n) 9p		
	Total Decrease for Loss and Deductions Items and Business Credits		9	79,360
10	Less: net increase applied to debt basis		10	
11	Stock Basis at End of Year (Cannot be negative)		11	

Debt Basis

12	Debt basis at beginning of year (not less than zero)	12	
13	New loans to corporation during year	13	
14	Restoration of Debt Basis (Line 10)	14	
15	Less: Loans repaid by corporation during the year	15	
16	Less: Applied against excess loss and deductions / non-deductible items	16	
17	Debt basis at the end of tax year (combine lines 12-16) (not less than zero)	17	
18	Shareholder's total basis at end of tax year (combine lines 11 and 17)	18	

Carryover

		Total Disallowed Losses	Debt Basis Applied Against Excess Losses and Deductions
19	Total Beginning of year		
20	Add: Losses and deductions this year	121,154	
21	Less: Applied this year	83,414	
22	End of year (Not less than zero)	37,740	

WK_SBAS.LD

Allocation of Losses and Deductions

2019

Keep for your records.

Shareholder Number:	TIN: 471-96-1252	Year Ended: 12-31-2019	Ownership %: 49.000000
Shareholder Name: John Odette			
Corporation Name: Oz House LLC		EIN 83-1111103	

		(a) Beginning of Year Losses and Deductions	(b) Current Year Losses and Deductions	(c) Total Losses and Deductions	(d) %	(e) Allocable Losses and Deductions in Current Year	(f) Dissallowed Losses and Deductions (Carryover to Next Year)
9a Ordinary losses from trade or business	(Sch K, Line 1)		116,838	116,838	99.776300	79,182	37,656
b Net losses from rental real estate activities	(Sch K, Line 2)						
c Net losses from other rental activities	(Sch K, Line 3c)						
d Net short-term capital losses	(Sch K, Lines 7 & 8a)						
d Net long-term capital losses							
e Other portfolio losses	(Sch K, Line 10a)						
f Net losses under Section 1231	(Sch K, Line 9)						
g Other losses	(Sch K, Line 10e)						
h Charitable contributions	(Sch K, Line 12a-g)		262	262	0.223700	178	84
i Section 179 expense deduction	(Sch K, Line 11)						
j Portfolio income expenses	(Sch K, Line 12l)						
k Other deductions	(Sch K, Ln 12, i,m-o,s)						
l Interest expense on investment debts	(Sch K, Line 12h)						
m Foreign taxes paid or accrued	(Sch K, Line 14l & m)						
n Section 59(e) expenditures	(Sch K, Line 12j)						
o Other decreases							
p Loss from 179 asset							
Total deductible losses and deductions			117,100	117,100		79,360	37,740
7a Nondeductible expenses & credit adj	(Sch K, Line 16c & 13)		4,054	4,054	100.000000	4,054	
b Oil and gas depletion	(Sch K, Line 17r)						
Total nondeductible losses and deductions			4,054	4,054		4,054	
Totals			121,154	121,154		83,414	37,740

WK_SBAS~.LD2

Form **1125-E**
(Rev. October 2016)
Department of the Treasury
Internal Revenue Service

Compensation of Officers

► **Attach to Form 1120, 1120-C, 1120-F, 1120-REIT, 1120-RIC, or 1120S.**
► **Information about Form 1125-E and its separate instructions is at *www.irs.gov/form1125e*.**

OMB No. 1545-0123

Name: Oz House LLC

Employer identification number: 83-1111103

Note: Complete Form 1125-E only if total receipts are $500,000 or more. See instructions for definition of total receipts.

	(a) Name of officer	(b) Social security number (see instructions)	(c) Percent of time devoted to business	Percent of stock owned (d) Common	Percent of stock owned (e) Preferred	(f) Amount of compensation
1	Kanter Companies LLC	320-57-1434	100 %	0 %	0 %	
	John Odette	471-96-1252	100 %	0 %	0 %	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	
			%	%	%	

2	Total compensation of officers	2	
3	Compensation of officers claimed on Form 1125-A or elsewhere on return	3	
4	Subtract line 3 from line 2. Enter the result here and on Form 1120, page 1, line 12 or the appropriate line of your tax return	4	

For Paperwork Reduction Act Notice, see separate instructions. Form **1125-E** (Rev. 10-2016)
EEA

Form **4562**	**Depreciation and Amortization** (Including Information on Listed Property) ▶ Attach to your tax return. ▶ Go to *www.irs.gov/Form4562* for instructions and the latest information.	OMB No. 1545-0172 **2019**
Department of the Treasury Internal Revenue Service (99)		Attachment Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
Oz House LLC	FORM 1120S	83-1111103

Part I **Election To Expense Certain Property Under Section 179**
Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	1	
2	Total cost of section 179 property placed in service (see instructions).	2	
3	Threshold cost of section 179 property before reduction in limitation (see instructions).	3	
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost

7	Listed property. Enter the amount from line 29	7	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7.	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from line 13 of your 2018 Form 4562	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	11	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11.	12	
13	Carryover of disallowed deduction to 2020. Add lines 9 and 10, less line 12	13	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II **Special Depreciation Allowance and Other Depreciation** (Don't include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	14	214,107
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III **MACRS Depreciation** (Don't include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2019.	17	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here . . . . ▶ ☐		

Section B - Assets Placed in Service During 2019 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only-see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C - Assets Placed in Service During 2019 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year			30 yrs.	MM	S/L	
d 40-year			40 yrs.	MM	S/L	

Part IV **Summary** (See instructions.)

21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instructions.	22	214,107
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

For Paperwork Reduction Act Notice, see separate instructions. Form **4562** (2019)

EEA

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed?   ☐ Yes ☐ No   24b If "Yes," is the evidence written?   ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost

25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use. See instructions . . . . | **25** | | |

26 Property used more than 50% in a qualified business use:

		%						
		%						
		%						

27 Property used 50% or less in a qualified business use:

		%				S/L-		
		%				S/L-		
		%				S/L-		

28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1 . . . . | **28** | |

29 Add amounts in column (i), line 26. Enter here and on line 7, page 1 . . . . | **29** |

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

		(a) Vehicle 1		(b) Vehicle 2		(c) Vehicle 3		(d) Vehicle 4		(e) Vehicle 5		(f) Vehicle 6	
30	Total business/investment miles driven during the year (**don't** include commuting miles) .												
31	Total commuting miles driven during the year												
32	Total other personal (noncommuting) miles driven												
33	Total miles driven during the year. Add lines 30 through 32												
34	Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35	Was the vehicle used primarily by a more than 5% owner or related person?												
36	Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons. See instructions.

		Yes	No
37	Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38	Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39	Do you treat all use of vehicles by employees as personal use?		
40	Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41	Do you meet the requirements concerning qualified automobile demonstration use? See instructions		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI | **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year

42 Amortization of costs that begins during your 2019 tax year (see instructions):

43 Amortization of costs that began before your 2019 tax year			**43**		**3,653**
44 **Total.** Add amounts in column (f). See the instructions for where to report.			**44**		**3,653**

Form **8846**	**Credit for Employer Social Security and Medicare Taxes Paid on Certain Employee Tips**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	▶ **Attach to your tax return.** ▶ **Go to *www.irs.gov/Form8846* for the latest information.**	**2019** Attachment Sequence No. **98**

Name(s) shown on return	Identifying number
Oz House LLC	83-1111103

Note: Claim this credit **only** for employer social security and Medicare taxes paid by a food or beverage establishment where tipping is customary for providing food or beverages. See the instructions for line 1.

1	Tips received by employees for services on which you paid or incurred employer social security and Medicare taxes during the tax year (see instructions)	1	121,767
2	Tips not subject to the credit provisions (see instructions)	2	23,509
3	Creditable tips. Subtract line 2 from line 1	3	98,258
4	Multiply line 3 by 7.65% (0.0765). If you had any tipped employees whose wages (including tips) exceeded $132,900, see instructions and check here . . . . ▶ ☐	4	7,517
5	Credit for employer social security and Medicare taxes paid on certain employee tips from partnerships and S corporations	5	
6	Add lines 4 and 5. Partnerships and S corporations, report this amount on Schedule K. All others, report this amount on Form 3800, Part III, line 4f	6	7,517

For Paperwork Reduction Act Notice, see instructions.   Form **8846** (2019)

EEA

Form **8879-S**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120-S

▶ ERO must obtain and retain completed Form 8879-S.
▶ Go to *www.irs.gov/Form8879S* for the latest information.

For calendar year 2019, or tax year beginning _____ , 2019, and ending _____ , 20 ____ .

OMB No. 1545-0123

2019

Name of corporation	Employer identification number
Oz House LLC	83-1111103

Part I — Tax Return Information (Whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1120-S, line 1c) **1**	1,146,999
2	Gross profit (Form 1120-S, line 3) **2**	529,785
3	Ordinary business income (loss) (Form 1120-S, line 21) **3**	(238,445)
4	Net rental real estate income (loss) (Form 1120-S, Schedule K, line 2) **4**	
5	Income (loss) reconciliation (Form 1120-S, Schedule K, line 18) **5**	(238,979)

Part II — Declaration and Signature Authorization of Officer (Be sure to get a copy of the corporation's return)

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2019 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize **Cornbelt Financial, LLC** to enter my PIN 02354 as my signature
ERO firm name   Don't enter all zeros

on the corporation's 2019 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2019 electronically filed income tax return.

Officer's signature ▶ _____ Date ▶ 03-05-2020 Title ▶ Officer

Part III — Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.   849403   87275
Don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2019 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ _____ Date ▶ 03-05-2020

ERO Must Retain This Form - See Instructions
Don't Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

Form **8879-S** (2019)

EEA

	Federal Supporting Statements	2019 PG01
Name(s) as shown on return: Oz House LLC		Tax ID Number: 83-1111103

Form 1120S - Line 5 - Other Income   Statement #1

Description	Amount
Other Income	6,713
Total	**6,713**

STATMENT.LD

	Federal Supporting Statements	**2019 PG01**
Name(s) as shown on return		Tax ID Number
Oz House LLC		83-1111103

Form 1120S - Line 19 - Other Deductions Statement #2

Description	Amount
Amortization	3,653
Bank Charges	36,707
Commissions	6,274
Computer	2,271
Delivery	6,412
Dues and Subscriptions	653
Education and Training	133
Equipment Rental/lease	48
Gifts	45
Insurance	3,758
Building and Equipment Insurance	4,694
Workers Comp Insurance	1,258
Janitorial	3,063
Legal and Professional	24,732
Marketing	1,275
50% Meals	260
Miscellaneous	31
Office Expense	4,612
Outside Services/Sub Contractors	2,649
Payroll Processing Expense	3,164
Permits and Fees	3,365
Postage/Shipping	860
Printing	1,311
Security	1,422
Software	18,168
Supplies	6,710
Tools	1,596
Travel	543
Uniforms	13,862
Utilities	21,040
Waste Removal	440
Furniture and Equipment less than 2500	11,014
Grounds Maintenance	1,105
Music and Entertainment	4,925
Total	**192,053**

STATMENT.LD

Name(s) as shown on return
Oz House LLC

Tax ID Number
83-1111103

| Schedule K - Line 12a - Contributions | Statement #9 |

Description	Amount
Cash Contributions (60%)	534
Total	**534**

PG01
Statement #12

| Schedule K - Line 13g - Other Credits | |

Description	Amount
Credit For Employer Social Security And Medicare Taxes	7,517
Total	**7,517**

PG01
Statement #16c

| Schedule K - Line 16c - Nondeductible Expenses | |

Description	Amount
Penalties and Fines	497
Meals	260
Form 8846 - Credit for Emp. Taxes Paid on Tips	7,517
Total	**8,274**

Name(s) as shown on return
Oz House LLC

Tax ID Number
83-1111103

Schedule L - Line 6 - Other Current Assets   Statement #19

Description	Beg Of Year	End Of Year
Other Current Assets	26,159	39,989
Total	**26,159**	**39,989**

PG01
Schedule M-1 - Line 3b - Expense Recorded on Books   Statement #26

Description	Amount
Form 8846 Credit Adjustment	7,517
Nondeductible Expenses	497
Total	**8,014**

PG01
Schedule M-2 - Line 5 - Other Reductions   Statement #30

Description	Amount
Rounding	1
Contributions	534
Nondeductible Expenses	8,274
Total	**8,809**

Name(s) as shown on return	FEIN
Oz House LLC	83-1111103

Bank Charges

Description		Amount
Bank Service Charges	$	216
Merchant Service Fees		36,491
	Total: $	36,707

Insurance - Building and Equipment

Description		Amount
Commercial Property	$	4,444
Equipment Liability		250
	Total: $	4,694

Interest Expense

Description		Amount
Interest Expense	$	19,167
Finance Charge		7,190
	Total: $	26,357

Legal and Professional

Description		Amount
Legal	$	8,683
Professional Fees		16,049
	Total: $	24,732

Supplies

Description		Amount
Food Supplies	$	38
Cleaning and Janitorial		49
Kitchen		6,623
	Total: $	6,710

Name(s) as shown on return

FEIN

Oz House LLC

83-1111103

Utilities

Description		Amount
Cable and Internet	$	3,683
Electricity		12,507
Gas		4,850
Total:	$	21,040

Gross Receipts or Sales

Description		Amount
Alcohol Sales	$	541,778
Food Delivery Sales		42,013
Food Sales		594,897
Merchandise Sales		3,921
Non-Alcohol Sales		29,787
Service Charge Income		60,142
Total:	$	1,272,538

Returns and Allowances

Description		Amount
Alcohol Discounts	$	78,231
Food Discounts		16,801
Promotions		29,973
Refunds		534
Total:	$	125,539

Purchases

Description		Amount
COGS - Beer	$	128,923
COGS - Food		255,457
COGS - Freight		621
COGS - Merchandise		4,095
COGS - Supplies		24,369
Total:	$	413,465

Name(s) as shown on return: Oz House LLC

FEIN: 83-1111103

Cost of Labor

Description		Amount
PR - BOH Wages	$	185,766
PR - BOH Payroll Tax		17,983
Total:	**$**	**203,749**

Taxes and Licenses Attachment

Note: This information does not transmit to the IRS with e-filed returns.
Including with a paper filed return is optional.

2019

S CORPORATION NAME	EIN
Oz House LLC	83-1111103

Taxes and Licenses	Form 1120S	Page 1, Line 12

1	State income taxes	1	
2	State franchise taxes	2	
3	City income taxes	3	
4	City franchise taxes	4	
5	Local property taxes	5	
6	Intangible property taxes	6	
7	Payroll taxes	7	29,959
8	Less: credit from Form 8846	8	(7,517)
9	Foreign taxes paid	9	
10	Occupancy taxes	10	
11	Other miscellaneous taxes	11	210
12	Built in gains tax allocated to ordinary income	12	
13	Licenses	13	
14	Total to Form 1120S, Page 1, Line 12	14	22,652

Schedule M-2/Retained Earnings Worksheet

Form 1120S

(Keep for your records)

2019

Name(s) as shown on return

Oz House LLC

Tax ID Number

83-1111103

Analysis of Current-Year Retained Earnings

1	Beginning retained earnings per balance sheet (Schedule L, column b, lines 24 and 25) 1	(276,975)
2	Book income (loss) (Schedule M-1, line 1, or Schedule M-3, page 1, line 11) 2	(247,253)
3	Distributions (Schedule K, line 16d + line 17c) 3	(522)
4	Subtotal (combines lines 1 through 3) 4	(524,750)
5	Ending retained earnings per balance sheet (Schedule L, column d, lines 24 and 25) 5	(486,688)
6	**Difference (line 4 minus line 5) (should be zero)** 6	(38,062)

Current-Year Change to Retained Earnings Compared to Current-Year Change to AAA & OAA

1	Ending retained earnings (Schedule L, column d, line 24) 1	(486,688)
2	Beginning retained earnings (Schedule L, column b, line 24) 2	(276,975)
3	Retained earnings change (line 1 minus line 2) 3	(209,713)
4	Ending AAA plus OAA 4	(486,688)
5	Beginning AAA plus OAA 5	(239,434)
6	Difference (line 4 minus line 5) 6	(247,254)

Current-Year Timing Adjustments per Schedule M-1

Subtractions from net income per books (Schedule M-1, lines 5 and 6 - not included on Schedule M-2)

7	Other income recorded on books not included on Schedule K 7	
8	Depreciation on Schedule K not included on books 8	
9	Other Schedule K items not included on books 9	
10	Total subtractions (lines 7 through 9) 10	

Additions to net income per books (Schedule M-1, lines 2 and 3 - not included on Schedule M-2, line 3)

11	Income included on Schedule K not recorded on books 11	
12	Depreciation on books not included on Schedule K 12	
13	Other items on books not included on Schedule K 13	
14	Total additions (lines 11 through 13) 14	
15	Sch M-1 timing adjustments not included on Schedule M-2, lines 2 thru 5 (subtract line 14 from line 10) 15	

Current-Year Timing Adjustments Per Schedule M-3

Permanent or temporary book-to-tax difference amounts entered on the M32, M33, 8916A, and SCH3 screens appear on line 16 and line 17 as opposite of the actual entries. For example, an entry of -100 would appear as 100.

16	Permanent differences 16	
17	Temporary differences 17	
18	Timing adjustments not included on Schedule M-2 (combine lines 16 and 17) 18	
19	Distributions reported on Schedule K, line 16d, not allowed on Schedule M-2, line 7 19	(522)
20	Distributions reported on Schedule K, line 17c, dividend distributions paid from AE&P 20	
21	Adjustments to retained earnings (Schedule L, line 25 column d minus Schedule L, line 25, column b) 21	
22	M-2 amount after M-1 timing adjustments (add lines 6, 15, 19, 20 and 21) 22	(247,776)
23	M-2 amount after M-3 timing adjustments (add lines 6, 18, 19, 20 and 21) 23	
24	**Net reconciliation difference (line 3 minus line 22 or 23)** 24	38,063

WK_M2.LD

	Listing of Shareholder Distributions	**2019**

Name(s) as shown on return

Oz House LLC

Employer Identification Number

83-1111103

Date	Amount
12-31-2019	522
Total	**522**

Summary of Stock Ownership

2019

CORPORATION NAME						EIN	
Oz House LLC						83-1111103	

Shareholder Information			Shares		% Ownership	
Name	**EIN/SSN**	**Type**	**Beginning**	**Ending**	**Beginning**	**Ending**
Kanter Companies LLC	32-0571434	D	51	51	51.00000	51.00000
John Odette	471-96-1252		49	49	49.00000	49.00000
Total			100	100		

Qualified Business Income Information

Summary of Statement A - QBI PTE Reporting

(Keep for your records)

2019

Name(s) as shown on return

Oz House LLC

Tax ID Number

83-1111103

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Oz House LLC	83-1111103			No

LINE NUMBER	NO. 1	NO.	NO.	NO.	NO.	NO.
Ordinary Business Income (Loss)	(238,445)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Charitable Contributions	534					
Other Deductions						
W-2 Wages	400,085					
Unadjusted Basis Immediately After Acquisition	450,033					
Section 199A Dividends						

WK_QBI~.LD

Form 1120S	K-K1 Comparison Worksheet (Keep for your records)	2019

S CORPORATION NAME: Oz House LLC

EIN: 83-1111103

	Description	Schedule K	K-1 Totals	Difference
1	Ordinary business income (loss)	(238,445)	(238,445)	
12 A	Cash contributions (60%)	534	534	
13 N	Credit for employer SS and Medicare taxes	7,517	7,517	
16 C	Nondeductible expenses	8,274	8,274	
D	Property distributions	522	522	

* Item is included in UBIA for Section 199A calculations. See "UBIA" in lower right corner.	**Depreciation Detail Listing** FORM 1120S **For your records only**	**2019** PAGE 1

Name(s) as shown on return: Oz House LLC

Social security number/EIN: 83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	Grease Trap Equipment	10122018	276*		100.00		PY 276	0	15	150 DB HY	9.5	276		276	
2	Beer Coder Equipment	10162018	1,557*		100.00		PY 1,557	0	15	150 DB HY	9.5	1,557		1,557	
3	Leasehold Improvement	12312018	42,926*		100.00		PY 42,926	0	15	150 DB HY	9.5	42,926		42,926	
4	Texas Backyard Struct	10232018	3,000*		100.00		PY 3,000	0	7	200 DB HY	24.49	3,000		3,000	
5	East Coast Chair& Bar	10252018	2,862*		100.00		PY 2,862	0	7	200 DB HY	24.49	2,862		2,862	
6	Pottery Barn - Furnit	10302018	378*		100.00		PY 378	0	7	200 DB HY	24.49	378		378	
7	CrateStyle - Furnitur	11012018	70*		100.00		PY 70	0	7	200 DB HY	24.49	70		70	
8	Patent Print Posters	11032018	174*		100.00		PY 174	0	7	200 DB HY	24.49	174		174	
9	Hobby Lobby - Furnitu	11122018	61*		100.00		PY 61	0	7	200 DB HY	24.49	61		61	
10	Paylon - Doors	11132018	1,600*		100.00		PY 1,600	0	7	200 DB HY	24.49	1,600		1,600	
11	Best Buy - TV and Mou	11232018	2,565*		100.00		PY 2,565	0	7	200 DB HY	24.49	2,565		2,565	
12	Picnic Benches	12042018	800*		100.00		PY 800	0	7	200 DB HY	24.49	800		800	
13	Picnic Benches	12122018	3,150*		100.00		PY 3,150	0	7	200 DB HY	24.49	3,150		3,150	
14	Patio Furniture	12212018	650*		100.00		PY 650	0	7	200 DB HY	24.49	650		650	
15	Small Wares Equipment	11102018	640*		100.00		PY 640	0	15	150 DB HY	9.5	640		640	
16	Equipment - Oktober	11142018	2,357*		100.00		PY 2,357	0	15	150 DB HY	9.5	2,357		2,357	
17	Equipment - The Webst	12052018	311*		100.00		PY 311	0	15	150 DB HY	9.5	311		311	
18	Pawnee Equipment Leas	08032018	14,992*		100.00		PY 14,992	0	15	150 DB HY	9.5	14,992		14,992	
19	Amur Equipment Lease	08032018	113,924*		100.00		PY 113,924	0	15	150 DB HY	9.5	113,924		113,924	
20	Time Payment Equipmen	09192018	25,232*		100.00		PY 25,232	0	15	150 DB HY	9.5	25,232		25,232	
21	Centra Equipment Leas	10182018	18,401*		100.00		PY 18,401	0	15	150 DB HY	9.5	18,401		18,401	
22	Start-Up Costs	12312018	54,791		100.00			54,791	15	AMT-AMT	6.6667	2,131	3,653	5,784	3,653
23	Patio Furniture - Fur	01082019	450*		100.00		CY 450	0	7	200 DB MQ	25			450	
24	Umbrella Bases - Furn	01142019	141*		100.00		CY 141	0	7	200 DB MQ	25			141	
25	Bathroom Fixtures - F	01152019	544*		100.00		CY 544	0	15	150 DB MQ	8.75			544	
26	Patio Umbrellas - Fur	01152019	280*		100.00		CY 280	0	5	200 DB MQ	35			280	
27	Foosball Table - Furn	01152019	570*		100.00		CY 570	0	5	200 DB MQ	35			570	
28	Metal Dining Chairs -	01152019	550*		100.00		CY 550	0	7	200 DB MQ	25			550	
29	Barnsco - Furniture F	01182019	700*		100.00		CY 700	0	7	200 DB MQ	25			700	
30	Texas Backyard Struct	01202019	3,252*		100.00		CY 3,252	0	7	200 DB MQ	25			3,252	

* Item is included in UBIA
for Section 199A calculations.
See "UBIA" in lower right corner.

Depreciation Detail Listing

FORM 1120S

For your records only

2019

Name(s) as shown on return: Oz House LLC

Social security number/EIN: 83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
31	Nature Indoors - Furn	01242019	639*		100.00		CY 639	0	7	200 DB MQ	25			639	
32	Shelving Units - Furn	01262019	170*		100.00		CY 170	0	7	200 DB MQ	25			170	
33	Wood Fixture - Furnit	01312019	400*		100.00		CY 400	0	7	200 DB MQ	25			400	
34	ATS Acoustics - Furni	02252019	3,350*		100.00		CY 3,350	0	7	200 DB MQ	25			3,350	
35	Table Tap - Furniture	03202019	2,004*		100.00		CY 2,004	0	7	200 DB MQ	25			2,004	
36	Leasehold Improvement	12312019	158,493*		100.00		CY 158,493	0	15	150 DB MQ	1.25			158,493	
37	Machinery and Equipme	12312019	5,216*		100.00		CY 5,216	0	7	200 DB MQ	3.57			5,216	
38	2018 LEAF Equipment L	12212019	32,506*		100.00		CY 32,506	0	7	200 DB MQ	3.57			32,506	
39	Machinery and Equip 2	12312019	4,842*		100.00		CY 4,842	0	7	200 DB MQ	3.57			4,842	
	Totals		504,824				CY 214,107	54,791				238,057	3,653	455,817	3,653

Land Amount
Net Depreciable Cost 504,824

PY 235,926

CY 179 and CY Bonus 214,107
TOTAL CY Depr including 179/bonus 217,760

ST ADJ: 182,636
UBIA: 450,033

Depreciation Detail Listing

STATE FORM 1120S
For your records only

2019

PAGE 1

Name(s) as shown on return	Social security number/EIN
Oz House LLC	83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	Grease Trap Equipment	10122018	276*		100.00			276	15	150 DB HY	9.5	14	26	40	
2	Beer Coder Equipment	10162018	1,557*		100.00			1,557	15	150 DB HY	9.5	78	148	226	
3	Leasehold Improvement	12312018	42,926*		100.00			42,926	15	150 DB HY	9.5	2,146	4,078	6,224	
4	Texas Backyard Struct	10232018	3,000*		100.00			3,000	7	200 DB HY	24.49	429	735	1,164	
5	East Coast Chair& Bar	10252018	2,862*		100.00			2,862	7	200 DB HY	24.49	409	701	1,110	
6	Pottery Barn - Furnit	10302018	378*		100.00			378	7	200 DB HY	24.49	54	93	147	
7	CrateStyle - Furnitur	11012018	70*		100.00			70	7	200 DB HY	24.49	10	17	27	
8	Patent Print Posters	11032018	174*		100.00			174	7	200 DB HY	24.49	25	43	68	
9	Hobby Lobby - Furnitu	11122018	61*		100.00			61	7	200 DB HY	24.49	9	15	24	
10	Paylon - Doors	11132018	1,600*		100.00			1,600	7	200 DB HY	24.49	229	392	621	
11	Best Buy - TV and Mou	11232018	2,565*		100.00			2,565	7	200 DB HY	24.49	367	628	995	
12	Picnic Benches	12042018	800*		100.00			800	7	200 DB HY	24.49	114	196	310	
13	Picnic Benches	12122018	3,150*		100.00			3,150	7	200 DB HY	24.49	450	771	1,221	
14	Patio Furniture	12212018	650*		100.00			650	7	200 DB HY	24.49	93	159	252	
15	Small Wares Equipment	11102018	640*		100.00			640	15	150 DB HY	9.5	32	61	93	
16	Equipment - Oktober	11142018	2,357*		100.00			2,357	15	150 DB HY	9.5	118	224	342	
17	Equipment - The Webst	12052018	311*		100.00			311	15	150 DB HY	9.5	16	30	46	
18	Pawnee Equipment Leas	08032018	14,992*		100.00			14,992	15	150 DB HY	9.5	750	1,424	2,174	
19	Amur Equipment Lease	08032018	113,924*		100.00			113,924	15	150 DB HY	9.5	5,696	10,823	16,519	
20	Time Payment Equipmen	09192018	25,232*		100.00			25,232	15	150 DB HY	9.5	1,262	2,397	3,659	
21	Centra Equipment Leas	10182018	18,401*		100.00			18,401	15	150 DB HY	9.5	920	1,748	2,668	
22	Start-Up Costs	12312018	54,791*		100.00			54,791	15	AMT	6.6667	2,131	3,653	5,784	
23	Patio Furniture - Fur	01082019	450*		100.00			450	7	200 DB MQ	25		113	113	
24	Umbrella Bases - Furn	01142019	141*		100.00			141	7	200 DB MQ	25		35	35	
25	Bathroom Fixtures - F	01152019	544*		100.00			544	15	150 DB MQ	8.75		48	48	
26	Patio Umbrellas - Fur	01152019	280*		100.00			280	5	200 DB MQ	35		98	98	
27	Foosball Table - Furn	01152019	570*		100.00			570	5	200 DB MQ	35		200	200	
28	Metal Dining Chairs -	01152019	550*		100.00			550	7	200 DB MQ	25		138	138	
29	Barnsco - Furniture F	01182019	700*		100.00			700	7	200 DB MQ	25		175	175	
30	Texas Backyard Struct	01202019	3,252*		100.00			3,252	7	200 DB MQ	25		813	813	

Name(s) as shown on return													Social security number/EIN		
Oz House LLC													83-1111103		

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
31	Nature Indoors - Furn	01242019	639*		100.00			639	7	200 DB MQ	25		160	160	
32	Shelving Units - Furn	01262019	170*		100.00			170	7	200 DB MQ	25		43	43	
33	Wood Fixture - Furnit	01312019	400*		100.00			400	7	200 DB MQ	25		100	100	
34	ATS Acoustics - Furni	02252019	3,350*		100.00			3,350	7	200 DB MQ	25		838	838	
35	Table Tap - Furniture	03202019	2,004*		100.00			2,004	7	200 DB MQ	25		501	501	
36	Leasehold Improvement	12312019	158,493*		100.00			158,493	15	150 DB MQ	1.25		1,981	1,981	
37	Machinery and Equipme	12312019	5,216*		100.00			5,216	7	200 DB MQ	3.57		186	186	
38	2018 LEAF Equipment L	12212019	32,506*		100.00			32,506	7	200 DB MQ	3.57		1,160	1,160	
39	Machinery and Equip 2	12312019	4,842*		100.00			4,842	7	200 DB MQ	3.57		173	173	
	Totals		504,824					504,824				15,352	35,124	50,476	

Land Amount								CY 179 and CY Bonus							
Net Depreciable Cost			504,824					TOTAL CY Depr including 179/bonus					35,124	UBIA:	450,033

Next Year's Depreciation Worksheet

(Keep for your records)

2019

Name(s) as ahown on return: **Oz House LLC**

Tax ID Number: **83-1111103**

Form	Multi-Form	Description	Date	Basis	Method	Life	Deduction
1120	1	Grease Trap Equipment- D	10-12-2018		M	15	
1120	1	Beer Coder Equipment - T	10-16-2018		M	15	
1120	1	Leasehold Improvements	12-31-2018		M	15	
1120	1	Texas Backyard Structure	10-23-2018		M	7	
1120	1	East Coast Chair& Barsto	10-25-2018		M	7	
1120	1	Pottery Barn - Furniture	10-30-2018		M	7	
1120	1	CrateStyle - Furniture F	11-01-2018		M	7	
1120	1	Patent Print Posters - F	11-03-2018		M	7	
1120	1	Hobby Lobby - Furniture	11-12-2018		M	7	
1120	1	Paylon - Doors	11-13-2018		M	7	
1120	1	Best Buy - TV and Mounts	11-23-2018		M	7	
1120	1	Picnic Benches	12-04-2018		M	7	
1120	1	Picnic Benches	12-12-2018		M	7	
1120	1	Patio Furniture	12-21-2018		M	7	
1120	1	Small Wares Equipment -	11-10-2018		M	15	
1120	1	Equipment - Oktober	11-14-2018		M	15	
1120	1	Equipment - The Webstuar	12-05-2018		M	15	
1120	1	Pawnee Equipment Lease	08-03-2018		M	15	
1120	1	Amur Equipment Lease	08-03-2018		M	15	
1120	1	Time Payment Equipment L	09-19-2018		M	15	
1120	1	Centra Equipment Lease	10-18-2018		M	15	
1120	1	Start-Up Costs	12-31-2018	54,791	AMT	15	3,653
1120	1	Patio Furniture - Furnit	01-08-2019		M	7	
1120	1	Umbrella Bases - Furnitu	01-14-2019		M	7	
1120	1	Bathroom Fixtures - Furn	01-15-2019		M	15	
1120	1	Patio Umbrellas - Furnit	01-15-2019		M	5	
1120	1	Foosball Table - Furnitu	01-15-2019		M	5	
1120	1	Metal Dining Chairs - Fu	01-15-2019		M	7	
1120	1	Barnsco - Furniture Fixt	01-18-2019		M	7	
1120	1	Texas Backyard Structure	01-20-2019		M	7	
1120	1	Nature Indoors - Furnitu	01-24-2019		M	7	
1120	1	Shelving Units - Furnitu	01-26-2019		M	7	
1120	1	Wood Fixture - Furniture	01-31-2019		M	7	
1120	1	ATS Acoustics - Furnitur	02-25-2019		M	7	
1120	1	Table Tap - Furniture Fi	03-20-2019		M	7	
1120	1	Leasehold Improvements	12-31-2019		M	15	
1120	1	Machinery and Equipment	12-31-2019		M	7	
1120	1	2018 LEAF Equipment Leas	12-21-2019		M	7	
1120	1	Machinery and Equip 2018	12-31-2019		M	7	
		TOTAL					3,653

	1120S TAX RETURN COMPARISON 2017 / 2018 / 2019	2019

Name(s) as shown on return	Identifying number
Oz House LLC	83-1111103

Income	2017 FEDERAL	2018 FEDERAL	2019 FEDERAL	DIFFERENCE BETWEEN 2018 & 2019
Net receipts			1,146,999	1,146,999
Cost of goods sold		1,377	617,214	615,837
Gross profit		(1,377)	529,785	531,162
Net gain/loss from 4797				
Other income			6,713	6,713
Total income		(1,377)	536,498	537,875
Deductions				
Compensation of officers			104,651	104,651
Salaries and wages			91,685	91,685
Repairs and maintenance			8,593	8,593
Bad debts				
Rents			107,125	107,125
Taxes and licenses			22,652	22,652
Interest			26,357	26,357
Net depreciation		235,926	214,107	(21,819)
Depletion				
Advertising			6,627	6,627
Pension, profit-sharing				
Employee benefits			1,093	1,093
Other deductions		2,131	192,053	189,922
Total deductions		238,057	774,943	536,886
Ordinary business income(loss)		(239,434)	(238,445)	989
Tax				
Total tax				
Payments				
Estimated taxes paid				
Total payments line 23e				
Results				
Amount owed				
Overpayment				
Applied to estimate				
Refund				

SCHEDULE K - Shareholder's Share Items

Income				
Ordinary business income (loss)		(239,434)	(238,445)	989
Net rental real estate income (loss)				
Other net rental income (loss)				
Interest income				
Ordinary dividends				
Qualified dividends				
Royalties				
Net short-term capital gain (loss)				
Net long-term capital gain (loss)				
Collectibles (28%) gain (loss)				
Unrecaptured section 1250 gain				
Net section 1231 gain (loss)				
Other income (loss)				
	2017	**2018**	**2019**	**DIFFERENCE**

Name(s) as shown on return	Identifying number
Oz House LLC	83-1111103

	2017 FEDERAL	2018 FEDERAL	2019 FEDERAL	DIFFERENCE BETWEEN 2018 & 2019
Deductions				
Section 179 deduction				
Contributions			534	534
Investment interest expense				
Section 59(e)(2) expenditures				
Other deductions				
Credits				
Low-income housing credit (section 42(j)(5)) . .				
Low-income housing credit (other) . . .				
Qualified rehabilitation expenditures (rental real estate)				
Other rental real estate credits				
Other rental credits				
Credit for alcohol used as fuel				
Other credits			7,517	7,517
Foreign Transactions				
Gross income from all sources				
Gross income sourced at shareholder level . .				
Foreign gross income sourced at corporate level				
Passive category				
General categories				
Other				
Deductions allocated and apportioned at shareholder level				
Interest expense				
Other				
Deductions allocated / apportioned at corp. level to foreign source inc.				
Passive category				
General categories				
Other				
Total foreign taxes paid or accrued . . .				
Reduction in taxes available for credit . .				
Alternative Minimum Tax (AMT) items				
Post-1986 depreciation adjustment				
Adjusted gain or loss				
Depletion				
Oil, gas, and geothermal properties - gross income				
Oil, gas, and geothermal properties - deductions				
Other AMT items				
Items Affecting Shareholder Basis				
Tax-exempt interest income				
Other tax-exempt income				
Nondeductible expenses			8,274	8,274
Property distributions			522	522
Repayment of loans from shareholders .				
Other information				
Investment income				
Investment expenses				
Dividend distributions paid from accum earnings and profits				

RESIDENT STATE				
Taxable income				
Total tax				
Overpayment				
Balance due				
	2017	**2018**	**2019**	**DIFFERENCE**

FOR TAX YEAR 2020

OZ HOUSE LLC

Cornbelt Financial, LLC

44 Cook Street Suite 100

Denver, CO 80206

(303)242-8821

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

February 10, 2021

Oz House LLC
11203 Ranch Road 2222 STE 2502
Austin, TX 78730

Subject: Preparation of 2020 Tax Returns

Oz House LLC:

Thank you for choosing Cornbelt Financial, LLC to assist with the 2020 taxes for Oz House LLC. This letter confirms the terms of the engagement and outlines the nature and extent of the services we will provide.

We will prepare the 2020 federal and state income tax returns for Oz House LLC. We will depend on management to provide the information we need to prepare complete and accurate returns. We may ask management to clarify some items but will not audit or otherwise verify the data submitted.

We will perform accounting services only as needed to prepare the tax returns. Our work will not include procedures to find defalcations or other irregularities. Accordingly, our engagement should not be relied upon to disclose errors, fraud, or other illegal acts, though it may be necessary for management to clarify some of the information submitted. We will inform management of any material errors, fraud, or other illegal acts we discover.

The law imposes penalties when taxpayers underestimate their tax liability. Call us if there are any concerns about such penalties.

Should we encounter instances of unclear tax law, or of potential conflicts in the interpretation of the law, we will outline the reasonable courses of action and the risks and consequences of each. We will ultimately adopt, on the behalf of Oz House LLC, the alternative selected by management.

Our fee will be based on the time required at standard billing rates plus out-of-pocket expenses. Invoices are due and payable upon presentation. To the extent permitted by state law, an interest charge may be added to all accounts not paid within thirty (30) days.

We will return the original records to management at the end of this engagement. Store these records, along with all supporting documents, in a secure location. We retain copies of the records and our work papers from the engagement for up to seven years, after which these documents will be destroyed.

If management has not selected to e-file the returns with our office, management will be solely responsible to file the returns with the appropriate taxing authorities. The officer should review all tax-return documents carefully before signing them. Our engagement to prepare the 2020 tax returns will conclude with the delivery of the completed returns to management, or with e-filed returns, with the tax matters representative's signature and our subsequent submittal of the tax return.

To affirm that this letter correctly summarizes the arrangements for this work, sign the enclosed copy of this letter in the space indicated and return it to us in the envelope provided.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at

(303)242-8821.

Sincerely,

Adam Carr
Cornbelt Financial, LLC

Accepted By:

_____
Officer

_____
Date

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821 | Fax:

February 10, 2021

Oz House LLC
11203 Ranch Road 2222 STE 2502
Austin, TX 78730

Oz House LLC:

Enclosed is the 2020 Form 1120S, U.S. Income Tax Return for an S Corporation, prepared for Oz House LLC from the information provided. This return will be e-filed with the IRS once we receive a signed Form 8879-S, IRS e-file Signature Authorization for Form 1120S.

The corporation's federal return reflects neither a refund nor a balance due.

Enclosed are letters and copies of the Schedule K-1, to be distributed to the shareholders.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (303)242-8821.

Sincerely,

Adam Carr
Cornbelt Financial, LLC

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

February 10, 2021

Oz House LLC
11203 Ranch Road 2222 STE 2502
Austin, TX 78730

Your privacy is important to us. Read the following privacy policy.

We collect nonpublic personal information about you from various sources, including:

* Interviews regarding your tax situation

* Applications, organizers, or other documents that supply such information as your name, address, telephone number, Social Security Number, number of dependents, income, and other tax-related data

* Tax-related documents you provide that are required for processing tax returns, such as Forms W-2, 1099R, 1099-INT and 1099-DIV, and stock transactions

We do not disclose any nonpublic personal information about our clients or former clients to anyone, except as requested by our clients or as required by law.

We restrict access to personal information concerning you, except to our employees who need such information in order to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your personal information.

If you have any questions about our privacy policy, contact our office at (303)242-8821.

Sincerely,

Adam Carr
Cornbelt Financial, LLC

Cornbelt Financial, LLC

44 Cook Street Suite 100
Denver, CO 80206
adam.carr@cornbeltfinancial.com
Phone: (303)242-8821   Fax:

Customer Name	Customer Information	
Oz House LLC 11203 Ranch Road 2222 STE 2502 Austin, TX 78730	Invoice #:	
	Date:	February 10, 2021
	Phone:	(805)760-2354
	E-mail:	info@oztaphouse.com

Your 2020 tax return was prepared by Adam Carr.

Description		Fee
Federal And Supplemental Forms		
Form 1120S	U.S. S Corp Income Tax Return, page 1	
Form 1120S pg 2	U.S. S Corp Income Tax Return, page 2	
Form 1120S pg 3	U.S. S Corp Income Tax Return, page 3	
Form 1120S pg 4	U.S. S Corp Income Tax Return, page 4	
Form 1120S pg 5	U.S. S Corp Income Tax Return, page 5	
Schedule K-1	Shareholder's Share of Income	
Schedule K-1	Shareholder's Share of Income	
K-1 Wks QBI	Qualified Business Income Wks for Shareholders	
K-1 Wks QBI	Qualified Business Income Wks for Shareholders	
Form 1125-A	Cost of Goods Sold	
Form 1125-E	Compensation of Officers	
Form 4562	Depreciation and Amortization	
Form 8846	Credit for Employer SS and Medicare Taxes	
Form 8879-S	E-File Signature Authorization for 1120S	
DEPR - Fed Schedule	Federal Depreciation Schedule	
DEPR - Fed Schedule	Federal Depreciation Schedule	
DEPR - Next Year	Next Year Depreciation Schedule	
DEPR - ST Schedule	State Depreciation Schedule	
DEPR - ST Schedule	State Depreciation Schedule	
Wks DIST	Distribution Information	
Wks M-2	Schedule M-2 Worksheet	
Wks QBI	Qualified Business Income Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SBAS	Shareholder's Adjusted Basis Worksheet	
Wks SOWN	Summary of Ownership Changes	
Wks Tax/Lic	Taxes and Licenses Worksheet	
Statement 1120S	Form 1120S - Itemized Other Income	
Statement 1120S	Form 1120S - Itemized Other Deduction	
Statement Sch K	Schedule K - Charitable Contributions	
Statement Sch K	Schedule K - Itemized Other Credits	
Statement Sch K	Schedule K - Nondeductible Expenses	

Statement Sch L	Schedule L - Itemized Other Current Assets	
Statement Sch M1	Schedule M1 - Item Exp Recorded on Bks	
Statement Sch M2	Schedule M2 - Accum Adj Acc Other Ded	
Overflow	Itemized Listing Attachment	
Overflow	Itemized Listing Attachment	
Overflow	Itemized Listing Attachment	
Comparison	Tax Year Comparison Sheet	
K-K1 Comparison	Comparison of Schedule K to K-1	

Total Forms	**41**	**Forms Subtotal**	**695.00**
		Total Balance Due	**695.00**

Payment due upon receipt.   Thank you for your business!

Form **1120-S**		**U.S. Income Tax Return for an S Corporation**		OMB No. 1545-0123

Form **1120-S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

► Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.
► Go to *www.irs.gov/Form1120S* for instructions and the latest information.

OMB No. 1545-0123

2020

For calendar year 2020 or tax year beginning , 2020, ending , 20

A S election effective date
07-03-2018

B Business activity code number (see instructions)
722410

C Check if Sch. M-3 attached ☐

TYPE OR PRINT

Name
Oz House LLC

Number, street, and room or suite no. If a P.O. box, see instructions. **STE 2502**
11203 Ranch Road 2222

City or town, state or province, country, and ZIP or foreign postal code
Austin **TX** **78730**

D Employer identification number
83-1111103

E Date incorporated
07-03-2018

F Total assets (see instructions)
$ **265,889**

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year . . . . ► **2**

J Check if corporation: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1 a	Gross receipts or sales	1a	1,341,155	
b	Returns and allowances	1b	14,611	
c	Balance. Subtract line 1b from line 1a	1c	1,326,544
2	Cost of goods sold (attach Form 1125-A)	2	610,815
3	Gross profit. Subtract line 2 from line 1c	3	715,729
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	4	
5	Other income (loss) (see instructions - attach statement) . . Statement #1 .	5	5,784
6	**Total income (loss).** Add lines 3 through 5 . . . . ►	6	721,513

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions - attach Form 1125-E)	7	106,353
8	Salaries and wages (less employment credits)	8	119,095
9	Repairs and maintenance	9	14,745
10	Bad debts	10	
11	Rents	11	100,983
12	Taxes and licenses . . . . Wks. Tax./Lic. .	12	36,733
13	Interest (see instructions)	13	26,151
14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562) .	14	48,133
15	Depletion (**Do not deduct oil and gas depletion.**)	15	
16	Advertising	16	4,702
17	Pension, profit-sharing, etc., plans	17	
18	Employee benefit programs	18	5,667
19	Other deductions (attach statement) . . . . Statement #2 .	19	259,975
20	**Total deductions.** Add lines 7 through 19 . . . . ►	20	722,537
21	**Ordinary business income (loss).** Subtract line 20 from line 6 . . .	21	(1,024)

Tax and Payments

22 a	Excess net passive income or LIFO recapture tax (see instructions)	22a		
b	Tax from Schedule D (Form 1120-S)	22b		
c	Add lines 22a and 22b (see instructions for additional taxes)		22c	
23 a	2020 estimated tax payments and 2019 overpayment credited to 2020	23a		
b	Tax deposited with Form 7004	23b		
c	Credit for federal tax paid on fuels (attach Form 4136)	23c		
d	Reserved for future use	23d		
e	Add lines 23a through 23d		23e	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached . . . . ► ☐		24	
25	**Amount owed.** If line 23e is smaller than the total of lines 22c and 24, enter amount owed .		25	
26	**Overpayment.** If line 23e is larger than the total of lines 22c and 24, enter amount overpaid .		26	
27	Enter amount from line 26: **Credited to 2021 estimated tax** ► Refunded ►		27	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer: **Sean Kanter**   Date:
Title: **Officer**

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☒ if self-employed	PTIN
Adam Carr		**02-10-2021**		**P01233634**

Firm's name ► **Cornbelt Financial, LLC**   Firm's EIN ► **27-4431083**
Firm's address ► **44 Cook Street Suite 100**   Phone no.
Denver CO 80206   **(303)242-8821**

For Paperwork Reduction Act Notice, see separate instructions.

EEA

Form **1120-S** (2020)

Schedule B Other Information (see instructions)

		Yes	No
1	Check accounting method: a [X] Cash b [ ] Accrual c [ ] Other (specify) ▶		
2	See the instructions and enter the: a Business activity ▶ Self Serve Beer b Product or service ▶ Self Serve Beer		
3	At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation		
4	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below	X	

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) is 100%, Enter the Date (if any) a Qualified Subchapter S Subsidiary Election Was Made
Kanter Companies LL O	32-0571434	US	51.0000	

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5 a	At the end of the tax year, did the corporation have any outstanding shares of restricted stock?		
	If "Yes," complete lines (i) and (ii) below.		
	(i) Total shares of restricted stock ▶		
	(ii) Total shares of non-restricted stock ▶		
b	At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments?		
	If "Yes," complete lines (i) and (ii) below.		
	(i) Total shares of stock outstanding at the end of the tax year ▶		
	(ii) Total shares of stock outstanding if all instruments were executed ▶		
6	Has this corporation filed, or is it required to file, **Form 8918,** Material Advisor Disclosure Statement, to provide information on any reportable transaction?		
7	Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
8	If the corporation **(a)** was a C corporation before it elected to be an S corporation **or** the corporation acquired an asset with a basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation, **and (b)** has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in gain reduced by net recognized built-in gain from prior years. See instructions ▶ $		
9	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		
10	Does the corporation satisfy one or more of the following? See instructions		
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense. If "Yes," complete and attach Form 8990.		
11	Does the corporation satisfy **both** of the following conditions?		X
a	The corporation's total receipts (see instructions) for the tax year were less than $250,000.		
b	The corporation's total assets at the end of the tax year were less than $250,000. If "Yes," the corporation is not required to complete Schedules L and M-1.		

Schedule B	Other Information (see instructions) (continued)	Yes	No
12	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		
	If "Yes," enter the amount of principal reduction . . . . ▶ $		
13	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions		
14 a	Did the corporation make any payments in 2020 that would require it to file Form(s) 1099?		
b	If "Yes," did the corporation file or will it file required Form(s) 1099?		
15	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter the amount from Form 8996, line 15 . . . . ▶ $		

Schedule K		Shareholders' Pro Rata Share Items		Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 21)	1	(1,024)
	2	Net rental real estate income (loss) (attach Form 8825)	2	
	3a	Other gross rental income (loss) 3a		
	b	Expenses from other rental activities (attach statement) 3b		
	c	Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4	Interest income	4	
	5	Dividends: a Ordinary dividends	5a	
		b Qualified dividends 5b		
	6	Royalties	6	
	7	Net short-term capital gain (loss) (attach Schedule D (Form 1120-S))	7	
	8a	Net long-term capital gain (loss) (attach Schedule D (Form 1120-S))	8a	
	b	Collectibles (28%) gain (loss) 8b		
	c	Unrecaptured section 1250 gain (attach statement) 8c		
	9	Net section 1231 gain (loss) (attach Form 4797)	9	
	10	Other income (loss) (see instructions) . . . . Type▶	10	
Deductions	11	Section 179 deduction (attach Form 4562)	11	
	12a	Charitable contributions . . . . Statement #9 . . .	12a	857
	b	Investment interest expense	12b	
	c	Section 59(e)(2) expenditures . . . . Type▶	12c	
	d	Other deductions (see instructions) . . . . Type▶	12d	
Credits	13a	Low-income housing credit (section 42(j)(5))	13a	
	b	Low-income housing credit (other)	13b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	13c	
	d	Other rental real estate credits (see instructions) . . . Type▶	13d	
	e	Other rental credits (see instructions) . . . . Type▶	13e	
	f	Biofuel producer credit (attach Form 6478)	13f	
	g	Other credits (see instructions) . . . . Type▶ Statement #12	13g	11,458
Foreign Transactions	14a	Name of country or U.S. possession ▶		
	b	Gross income from all sources	14b	
	c	Gross income sourced at shareholder level	14c	
		Foreign gross income sourced at corporate level		
	d	Reserved for future use	14d	
	e	Foreign branch category	14e	
	f	Passive category	14f	
	g	General category	14g	
	h	Other (attach statement)	14h	
		Deductions allocated and apportioned at shareholder level		
	i	Interest expense	14i	
	j	Other	14j	
		Deductions allocated and apportioned at corporate level to foreign source income		
	k	Reserved for future use	14k	
	l	Foreign branch category	14l	
	m	Passive category	14m	
	n	General category	14n	
	o	Other (attach statement)	14o	
		Other information		
	p	Total foreign taxes (check one): ☐ Paid ☐ Accrued . . . . ▶	14p	
	q	Reduction in taxes available for credit (attach statement)	14q	
	r	Other foreign tax information (attach statement)		

Schedule K	Shareholders' Pro Rata Share Items *(continued)*		Total amount
Alternative Minimum Tax (AMT) Items	15a Post-1986 depreciation adjustment	15a	
	b Adjusted gain or loss	15b	
	c Depletion (other than oil and gas)	15c	
	d Oil, gas, and geothermal properties - gross income	15d	
	e Oil, gas, and geothermal properties - deductions	15e	
	f Other AMT items (attach statement)	15f	
Items Affecting Shareholder Basis	16a Tax-exempt interest income	16a	
	b Other tax-exempt income	16b	
	c Nondeductible expenses Statement #16c	16c	1,019
	d Distributions (attach statement if required) (see instructions)	16d	129,184
	e Repayment of loans from shareholders	16e	
Other Information	17a Investment income	17a	
	b Investment expenses	17b	
	c Dividend distributions paid from accumulated earnings and profits	17c	
	d Other items and amounts (attach statement)		
Recon-ciliation	18 **Income (loss) reconciliation.** Combine the amounts on lines 1 through 10 in the far right column. From the result, subtract the sum of the amounts on lines 11 through 12d and 14p	18	(1,881)

Schedule L Balance Sheets per Books	Beginning of tax year		End of tax year	
Assets	(a)	(b)	(c)	(d)
1 Cash		95,445		167,028
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)	Statement #19	39,989	Statement #19	53,507
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets	450,033		498,166	
b Less accumulated depreciation	(450,033)		(498,166)	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)	54,791		54,791	
b Less accumulated amortization	(5,784)	49,007	(9,437)	45,354
14 Other assets (attach statement)				
15 Total assets		184,441		265,889
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year		77,962		171,825
18 Other current liabilities (attach statement)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more		418,466		450,651
21 Other liabilities (attach statement)				
22 Capital stock		158,800		210,500
23 Additional paid-in capital				
24 Retained earnings		(470,787)		(567,087)
25 Adjustments to shareholders' equity (attach statement)				
26 Less cost of treasury stock		( )		( )
27 Total liabilities and shareholders' equity		184,441		265,889

Schedule M-1	Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	**(2,900)**	5	Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize): _____		**a**	Tax-exempt interest $ _____ _____	
3	Expenses recorded on books this year not included on Schedule K, lines 1 through 12 and 14p (itemize):		6	Deductions included on Schedule K, lines 1 through 12 and 14p, not charged against book income this year (itemize):	
a	Depreciation $ _____		**a**	Depreciation $ _____	
b	Travel and entertainment $ **1,004**			_____	
	Statement #26 **15**			_____	
		1,019	7	Add lines 5 and 6	
4	Add lines 1 through 3	**(1,881)**	8	Income (loss) (Schedule K, line 18). Subtract line 7 from line 4	**(1,881)**

Schedule M-2	Analysis of Accumulated Adjustments Account, Shareholders' Undistributed Taxable Income Previously Taxed, Accumulated Earnings and Profits, and Other Adjustments Account

(see instructions)

		(a) Accumulated adjustments account	(b) Shareholders' undistributed taxable income previously taxed	(c) Accumulated earnings and profits	(d) Other adjustments account
1	Balance at beginning of tax year	**(486,688)**			
2	Ordinary income from page 1, line 21				
3	Other additions				
4	Loss from page 1, line 21	(**1,024**)			
5	Other reductions . . . . **Statement #30**	(**1,876**)			( )
6	Combine lines 1 through 5	**(489,588)**			
7	Distributions				
8	Balance at end of tax year. Subtract line 7 from line 6	**(489,588)**			

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**

► **Go to** *www.irs.gov/Form1125A* **for the latest information.**

OMB No. 1545-0123

Name

Oz House LLC

Employer identification number

83-1111103

1	Inventory at beginning of year	1	
2	Purchases	2	472,257
3	Cost of labor	3	138,558
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	610,815
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	610,815

9a Check all methods used for valuing closing inventory:

(i) ☒ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation.) ► _____

b Check if there was a writedown of subnormal goods ► ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d** | |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

For Paperwork Reduction Act Notice, see instructions

Form **1125-A** (Rev. 11-2018)

EEA

671120

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Schedule K-1
(Form 1120-S)

Department of the Treasury
Internal Revenue Service

2020

For calendar year 2020, or tax year

beginning _____ 2020 ending _____

Shareholder's Share of Income, Deductions, Credits, etc.

► See separate instructions.

| **Part I** | **Information About the Corporation** |

A Corporation's employer identification number
83-1111103

B Corporation's name, address, city, state, and ZIP code

Oz House LLC

11203 Ranch Road 2222
STE 2502
Austin   TX 78730

C IRS Center where corporation filed return
E-FILE

| **Part II** | **Information About the Shareholder** |

D Shareholder's identifying number
32-0571434

E Shareholder's name, address, city, state, and ZIP code

Kanter Companies LLC

11203 Ranch Road 2222 Apt 2502
Austin   TX 78730

F Current year allocation percentage . . . . 51.00000 %

G Shareholder's number of shares
Beginning of tax year 51
End of tax year 51

H Loans from shareholder
Beginning of tax year . . . . $
End of tax year . . . . $

For IRS Use Only

| **Part III** | **Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items** |

1	Ordinary business income (loss)	13	Credits
	(522)	N	5,844
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	15	Alternative minimum tax (AMT) items
11	Section 179 deduction	16	Items affecting shareholder basis
		C*	STMT
12	Other deductions	D	54,184
A	437		
		17	Other information
		V*	STMT

| 18 | ☐ More than one activity for at-risk purposes* |
| 19 | ☐ More than one activity for passive activity purposes* |

* See attached statement for additional information.

Schedule K-1 Supplemental Information	2020

Shareholder's name
Kanter Companies LLC

Shareholder's ID Number
32-0571434

Name of S Corporation
Oz House LLC

S Corporation's EIN
83-1111103

Form 1120S Schedule K-1 - Line 16

Code	Description		Amount
C	Other Nondeductible Expenses		520
	Penalties and Fines	8	
	Meals	512	
	Total		**520**

Form 1120S Schedule K-1 Codes

Line 12, Code A - Cash contributions (60%)
                          [Form 1040, Schedule A or 1040/1040SR line 10b]
Line 13, Code N - Credit for employer social security and Medicare
                   taxes
                          [See K-1 instructions, page 18]
Line 16, Code C - Nondeductible expenses
                          [See K-1 instructions, page 19]
Line 16, Code D - Distributions
                          [See K-1 instructions, page 19]
Line 17, Code V - Section 199A information
                          [Form 8995 or Form 8995-A]

1120SK_1.LD2

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

2020

Name(s) as shown on return	Tax ID Number
Oz House LLC	83-1111103

Name(s) as shown on K1	Tax ID Number
Kanter Companies LLC	32-0571434

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Oz House LLC	83-1111103			No

LINE NUMBER	NO. 1	NO. __	NO. __	NO. __	NO. __	NO. __
Ordinary Business Income (Loss)	(522)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	185,643					
Unadjusted Basis Immediately After Acquisition	254,065					
Section 199A Dividends						

K1_QBIS~.LD

Shareholder's Basis Worksheet Prepared from the S Corporation Records

Outside basis must be determined at the shareholder level. Consult your tax advisor for any adjustments.

2020

Shareholder Number:		TIN: 32-0571434	Tax year ending: 12-31-2020	Ownership %: 51.000000
Shareholder Name:	Kanter Companies LLC			
Corporation Name:	Oz House LLC		EIN 83-1111103	

Stock basis

1	Stock basis, beginning of year (Not less than zero)		1	
2	Additional Capital Contributions of Stock Purchased		2	63,242
3	Increases for income and gain items:			
	a Ordinary Income	(Sch K-1, Line 1)	a	
	b Real Estate Rental Income	(Sch K-1, Line 2)	b	
	c Other Rental Income	(Sch K-1, Line 3c)	c	
	d Interest, Dividends & Royalties	(Sch K-1, Lines 4, 5 & 6)	d	
	e Capital Gain	(Sch K-1, Lines 7 & 8a)	e	
	f Other Portfolio Income	(Sch K-1, Line 10a)	f	
	g Section 1231 Gain	(Sch K-1, Line 9)	g	
	h Other Income	(Sch K-1, Line 10)	h	
	Total Income and Gain Items	(Total lines 3a-3h)	3a-h	
	i Increase for Non-Taxable Income	(Sch K-1, Lines 16a & b)	3i	
	j Increase for Excess Depletion Adjustment		3j	
	k Increase from Recapture of Business Credits (See IRC § 49(a), 50(a), 50(c)(2) & 1371(d))		3k	
	l Gain from 179 asset disposition		3l	
4	Stock Basis Before Distributions	(Add lines 1 through 3)	4	63,242
5	Reduction for Non-Taxable Distributions	(Sch K-1, Line 16d)	5	54,184
6	Stock Basis Before Non-Ded. Expense & Depletion	(Cannot be negative)	6	9,058
7a	Decrease for Non-Deductible Expense/Credit Adj	(Sch K-1, Line 16c & 13) a 520			
b	Decrease for Depletion	(Sch K-1, Line 17r) b	7	520
8	Stock Basis Before Allowable Losses & Deductions	(Cannot be negative)	8	8,538
9	Decreases for Loss and Deduction items			
	a Ordinary Loss	(Page 2, Col e, Line 9a) a 8,511			
	b Real Estate Rental Loss	(Page 2, Col e, Line 9b) b		
	c Other Rental Loss	(Page 2, Col e, Line 9c) c		
	d Capital Loss	(Page 2, Col e, Line 9d) d		
	e Other Portfolio Loss	(Page 2, Col e, Line 9e) e		
	f Section 1231 Loss	(Page 2, Col e, Line 9f) f		
	g Other Loss	(Page 2, Col e, Line 9g) g		
	h Charitable Contributions	(Page 2, Col e, Line 9h) h 27			
	i Section 179 Expense	(Page 2, Col e, Line 9i) i		
	j Portfolio Income Expenses	(Page 2, Col e, Line 9j) j		
	k Other Deductions	(Page 2, Col e, Line 9k) k		
	l Interest Expense on Investment Debt	(Page 2, Col e, Line 9l) l		
	m Total Foreign Taxes Paid/Accrued	(Page 2, Col e, Line 9m) m		
	n Section 59(e) Expenditures	(Page 2, Col e, Line 9n) n		
	Total Loss and Deduction Items	(Total Lines 9a-9n) 9a-n 8,538			
	o Other decreases	(Page 2, Col e, Line 9o) 9o		
	p Loss from 179 asset disposition	(Page 2, Col e, Line 9n) 9p		
	Total Decrease for Loss and Deductions Items and Business Credits		9	8,538
10	Less: net increase applied to debt basis		10	
11	Stock Basis at End of Year (Cannot be negative)		11	

Debt Basis

12	Debt basis at beginning of year (not less than zero)	12	
13	New loans to corporation during year	13	
14	Restoration of Debt Basis (Line 10)	14	
15	Less: Loans repaid by corporation during the year	15	
16	Less: Applied against excess loss and deductions / non-deductible items	16	
17	Debt basis at the end of tax year (combine lines 12-16) (not less than zero)	17	
18	Shareholder's total basis at end of tax year (combine lines 11 and 17)	18	

Carryover

		Total Disallowed Losses	Debt Basis Applied Against Excess Losses and Deductions
19	Total Beginning of year	223,852	
20	Add: Losses and deductions this year	1,479	
21	Less: Applied this year	9,058	
22	End of year (Not less than zero)	216,273	

WK_SBAS.LD

Keep for your records.

Shareholder Number:	TIN: 32-0571434	Year Ended: 12-31-2020	Ownership %: 51.000000

Shareholder Name: Kanter Companies LLC			

Corporation Name: Oz House LLC		EIN 83-1111103	

		(a) Beginning of Year Losses and Deductions	(b) Current Year Losses and Deductions	(c) Total Losses and Deductions	(d) %	(e) Allocable Losses and Deductions in Current Year	(f) Dissallowed Losses and Deductions (Carryover to Next Year)
9a Ordinary losses from trade or business	(Sch K, Line 1)	219,360	522	219,882	99.678600	8,511	211,371
b Net losses from rental real estate activities	(Sch K, Line 2)						
c Net losses from other rental activities	(Sch K, Line 3c)						
d Net short-term capital losses	(Sch K, Lines 7 & 8a)						
d Net long-term capital losses							
e Other portfolio losses	(Sch K, Line 10a)						
f Net losses under Section 1231	(Sch K, Line 9)						
g Other losses	(Sch K, Line 10e)						
h Charitable contributions	(Sch K, Line 12a-g)	272	437	709	0.321400	27	682
i Section 179 expense deduction	(Sch K, Line 11)						
j Portfolio income expenses	(Sch K, Line 12l)						
k Other deductions	(Sch K, Ln 12, i,m-o,s)						
l Interest expense on investment debts	(Sch K, Line 12h)						
m Foreign taxes paid or accrued	(Sch K, Line 14l & m)						
n Section 59(e) expenditures	(Sch K, Line 12j)						
o Other decreases							
p Loss from 179 asset							
Total deductible losses and deductions		219,632	959	220,591		8,538	212,053
7a Nondeductible expenses & credit adj	(Sch K, Line 16c & 13)	4,220	520	4,740	100.000000	520	4,220
b Oil and gas depletion	(Sch K, Line 17r)						
Total nondeductible losses and deductions		4,220	520	4,740		520	4,220
Totals		223,852	1,479	225,331		9,058	216,273

WK_SBAS~.LD2

Schedule K-1
(Form 1120-S)

Department of the Treasury
Internal Revenue Service

2020

For calendar year 2020, or tax year

beginning _____ 2020 ending _____

Shareholder's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I	Information About the Corporation

A Corporation's employer identification number
83-1111103

B Corporation's name, address, city, state, and ZIP code

Oz House LLC

11203 Ranch Road 2222
STE 2502
Austin   TX 78730

C IRS Center where corporation filed return
E-FILE

Part II	Information About the Shareholder

D Shareholder's identifying number
471-96-1252

E Shareholder's name, address, city, state, and ZIP code

John Odette

3708 Humble Cv
Austin   TX 78730

F Current year allocation percentage . . . . 49.00000 %

G Shareholder's number of shares
Beginning of tax year 49
End of tax year 49

H Loans from shareholder
Beginning of tax year . . . . $
End of tax year . . . . $

For IRS Use Only

671120

Final K-1 ☐   Amended K-1 ☐   OMB No. 1545-0123

Part III	Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) (502)	**13**	Credits
2	Net rental real estate income (loss)	N	5,614
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	**14**	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	**15**	Alternative minimum tax (AMT) items
11	Section 179 deduction	**16**	Items affecting shareholder basis
		C*	STMT
12	Other deductions		
A	420	D	75,000
		17	Other information
		V*	STMT

18 ☐ More than one activity for at-risk purposes*
19 ☐ More than one activity for passive activity purposes*

* See attached statement for additional information.

Schedule K-1 Supplemental Information | 2020

Shareholder's name
John Odette

Shareholder's ID Number
471-96-1252

Name of S Corporation
Oz House LLC

S Corporation's EIN
83-1111103

Form 1120S Schedule K-1 - Line 16

Code	Description	Amount
C	Other Nondeductible Expenses	499
	Penalties and Fines	7
	Meals	492
	Total	**499**

Form 1120S Schedule K-1 Codes

Line 12, Code A - Cash contributions (60%)
                   [Form 1040, Schedule A or 1040/1040SR line 10b]
Line 13, Code N - Credit for employer social security and Medicare
                   taxes
                   [See K-1 instructions, page 18]
Line 16, Code C - Nondeductible expenses
                   [See K-1 instructions, page 19]
Line 16, Code D - Distributions
                   [See K-1 instructions, page 19]
Line 17, Code V - Section 199A information
                   [Form 8995 or Form 8995-A]

1120SK_1.LD2

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 17, Code V

2020

Name(s) as shown on return	Tax ID Number
Oz House LLC	83-1111103

Name(s) as shown on K1	Tax ID Number
John Odette	471-96-1252

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Oz House LLC	83-1111103			No

LINE NUMBER	NO. 1	NO. __	NO. __	NO. __	NO. __	NO. __
Ordinary Business Income (Loss)	(502)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	178,363					
Unadjusted Basis Immediately After Acquisition	244,101					
Section 199A Dividends						

K1_QBIS~.LD

Shareholder's Basis Worksheet Prepared from the S Corporation Records

Outside basis must be determined at the shareholder level. Consult your tax advisor for any adjustments.

2020

Shareholder Number:	TIN: 471-96-1252	Tax year ending: 12-31-2020	Ownership %: 49.000000
Shareholder Name: John Odette	
Corporation Name: Oz House LLC	EIN 83-1111103

Stock basis

1	Stock basis, beginning of year (Not less than zero)		1	
2	Additional Capital Contributions of Stock Purchased		2	14,241
3	Increases for income and gain items:			
a	Ordinary Income	(Sch K-1, Line 1)	a	
b	Real Estate Rental Income	(Sch K-1, Line 2)	b	
c	Other Rental Income	(Sch K-1, Line 3c)	c	
d	Interest, Dividends & Royalties	(Sch K-1, Lines 4, 5 & 6)	d	
e	Capital Gain	(Sch K-1, Lines 7 & 8a)	e	
f	Other Portfolio Income	(Sch K-1, Line 10a)	f	
g	Section 1231 Gain	(Sch K-1, Line 9)	g	
h	Other Income	(Sch K-1, Line 10)	h	
	Total Income and Gain Items	(Total lines 3a-3h)	3a-h	
i	Increase for Non-Taxable Income	(Sch K-1, Lines 16a & b)	3i	
j	Increase for Excess Depletion Adjustment		3j	
k	Increase from Recapture of Business Credits (See IRC § 49(a), 50(a), 50(c)(2) & 1371(d))		3k	
l	Gain from 179 asset disposition		3l	
4	Stock Basis Before Distributions	(Add lines 1 through 3)	4	14,241
5	Reduction for Non-Taxable Distributions	(Sch K-1, Line 16d)	5	75,000
6	Stock Basis Before Non-Ded. Expense & Depletion	(Cannot be negative)	6	
7a	Decrease for Non-Deductible Expense/Credit Adj	(Sch K-1, Line 16c & 13)	a	
b	Decrease for Depletion	(Sch K-1, Line 17r)	b	7	
8	Stock Basis Before Allowable Losses & Deductions	(Cannot be negative)	8	
9	Decreases for Loss and Deduction items			
a	Ordinary Loss	(Page 2, Col e, Line 9a)	a	
b	Real Estate Rental Loss	(Page 2, Col e, Line 9b)	b	
c	Other Rental Loss	(Page 2, Col e, Line 9c)	c	
d	Capital Loss	(Page 2, Col e, Line 9d)	d	
e	Other Portfolio Loss	(Page 2, Col e, Line 9e)	e	
f	Section 1231 Loss	(Page 2, Col e, Line 9f)	f	
g	Other Loss	(Page 2, Col e, Line 9g)	g	
h	Charitable Contributions	(Page 2, Col e, Line 9h)	h	
i	Section 179 Expense	(Page 2, Col e, Line 9i)	i	
j	Portfolio Income Expenses	(Page 2, Col e, Line 9j)	j	
k	Other Deductions	(Page 2, Col e, Line 9k)	k	
l	Interest Expense on Investment Debt	(Page 2, Col e, Line 9l)	l	
m	Total Foreign Taxes Paid/Accrued	(Page 2, Col e, Line 9m)	m	
n	Section 59(e) Expenditures	(Page 2, Col e, Line 9n)	n	
	Total Loss and Deduction Items	(Total Lines 9a-9n)	9a-n	
o	Other decreases	(Page 2, Col e, Line 9o)	9o	
p	Loss from 179 asset disposition	(Page 2, Col e, Line 9n)	9p	
	Total Decrease for Loss and Deductions Items and Business Credits		9	
10	Less: net increase applied to debt basis		10	
11	Stock Basis at End of Year (Cannot be negative)		11	

Debt Basis

12	Debt basis at beginning of year (not less than zero)	12	
13	New loans to corporation during year	13	
14	Restoration of Debt Basis (Line 10)	14	
15	Less: Loans repaid by corporation during the year	15	
16	Less: Applied against excess loss and deductions / non-deductible items	16	
17	Debt basis at the end of tax year (combine lines 12-16) (not less than zero)	17	
18	Shareholder's total basis at end of tax year (combine lines 11 and 17)	18	

Carryover

		Total Disallowed Losses	Debt Basis Applied Against Excess Losses and Deductions
19	Total Beginning of year	37,740	
20	Add: Losses and deductions this year	1,421	
21	Less: Applied this year		
22	End of year (Not less than zero)	39,161	

WK_SBAS.LD

Allocation of Losses and Deductions

2020

Keep for your records.

Shareholder Number:	TIN:	Year Ended:	Ownership %:
	471-96-1252	12-31-2020	49.000000

Shareholder Name: John Odette

Corporation Name:	EIN
Oz House LLC	83-1111103

		(a) Beginning of Year Losses and Deductions	(b) Current Year Losses and Deductions	(c) Total Losses and Deductions	(d) %	(e) Allocable Losses and Deductions in Current Year	(f) Disallowed Losses and Deductions (Carryover to Next Year)
9a Ordinary losses from trade or business	(Sch K, Line 1)	37,656	502	38,158	98.696400		38,158
b Net losses from rental real estate activities	(Sch K, Line 2)						
c Net losses from other rental activities	(Sch K, Line 3c)						
d Net short-term capital losses	(Sch K, Lines 7 & 8a)						
d Net long-term capital losses							
e Other portfolio losses	(Sch K, Line 10a)						
f Net losses under Section 1231	(Sch K, Line 9)						
g Other losses	(Sch K, Line 10e)						
h Charitable contributions	(Sch K, Line 12a-g)	84	420	504	1.303600		504
i Section 179 expense deduction	(Sch K, Line 11)						
j Portfolio income expenses	(Sch K, Line 12l)						
k Other deductions	(Sch K, Ln 12, i,m-o,s)						
l Interest expense on investment debts	(Sch K, Line 12h)						
m Foreign taxes paid or accrued	(Sch K, Line 14l & m)						
n Section 59(e) expenditures	(Sch K, Line 12j)						
o Other decreases							
p Loss from 179 asset							
Total deductible losses and deductions		37,740	922	38,662			38,662
7a Nondeductible expenses & credit adj	(Sch K, Line 16c & 13)		499	499	100.000000		499
b Oil and gas depletion	(Sch K, Line 17r)						
Total nondeductible losses and deductions			499	499			499
Totals		37,740	1,421	39,161			39,161

WK_SBAS~.LD2

Form **1125-E**
(Rev. October 2016)

Department of the Treasury
Internal Revenue Service

Compensation of Officers

► **Attach to Form 1120, 1120-C, 1120-F, 1120-REIT, 1120-RIC, or 1120S.**
► **Information about Form 1125-E and its separate instructions is at** *www.irs.gov/form1125e.*

OMB No. 1545-0123

Name

Oz House LLC

Employer identification number

83-1111103

Note: Complete Form 1125-E only if total receipts are $500,000 or more. See instructions for definition of total receipts.

(a) Name of officer	(b) Social security number (see instructions)	(c) Percent of time devoted to business	Percent of stock owned		(f) Amount of compensation
			(d) Common	(e) Preferred	
1 Kanter Companies LLC	320-57-1434	100 %	0 %	0 %	
John Odette	471-96-1252	100 %	0 %	0 %	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	
		%	%	%	

2 Total compensation of officers	**2**	
3 Compensation of officers claimed on Form 1125-A or elsewhere on return	**3**	
4 Subtract line 3 from line 2. Enter the result here and on Form 1120, page 1, line 12 or the appropriate line of your tax return	**4**	

For Paperwork Reduction Act Notice, see separate instructions.

Form **1125-E** (Rev. 10-2016)

EEA

Form **4562**		**Depreciation and Amortization**		OMB No. 1545-0172
		(Including Information on Listed Property)		**2020**
Department of the Treasury Internal Revenue Service (99)		▶ Attach to your tax return. ▶ Go to *www.irs.gov/Form4562* for instructions and the latest information.		Attachment Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
Oz House LLC	FORM 1120S	83-1111103

Part I — Election To Expense Certain Property Under Section 179

Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	**1**	
2	Total cost of section 179 property placed in service (see instructions).	**2**	
3	Threshold cost of section 179 property before reduction in limitation (see instructions).	**3**	
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost

7	Listed property. Enter the amount from line 29	**7**	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7.	**8**	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10	Carryover of disallowed deduction from line 13 of your 2019 Form 4562	**10**	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions . .	**11**	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11.	**12**	
13	Carryover of disallowed deduction to 2021. Add lines 9 and 10, less line 12 ▶	**13**	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II — Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	**14**	48,133
15	Property subject to section 168(f)(1) election	**15**	
16	Other depreciation (including ACRS)	**16**	

Part III — MACRS Depreciation (Don't include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2020.	**17**	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here . . . . ▶ ☐		

Section B - Assets Placed in Service During 2020 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only-see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C - Assets Placed in Service During 2020 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year			30 yrs.	MM	S/L	
d 40-year			40 yrs.	MM	S/L	

Part IV — Summary (See instructions.)

21	Listed property. Enter amount from line 28	**21**	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instructions.	**22**	48,133
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	**23**	

For Paperwork Reduction Act Notice, see separate instructions.   Form **4562** (2020)

EEA

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No | 24b If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use. See instructions					**25**			
26 Property used more than 50% in a qualified business use:								
		%						
		%						
		%						
27 Property used 50% or less in a qualified business use:								
		%				S/L-		
		%				S/L-		
		%				S/L-		

| 28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1 . . . . | **28** | |
| 29 Add amounts in column (i), line 26. Enter here and on line 7, page 1 . . . . | **29** | |

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle 1		(b) Vehicle 2		(c) Vehicle 3		(d) Vehicle 4		(e) Vehicle 5		(f) Vehicle 6	
30 Total business/investment miles driven during the year (**don't** include commuting miles) .												
31 Total commuting miles driven during the year												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
34 Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons. See instructions.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use? See instructions		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2020 tax year (see instructions):					

| 43 Amortization of costs that began before your 2020 tax year . . . . | **43** | 3,653 |
| 44 **Total.** Add amounts in column (f). See the instructions for where to report. . . . . | **44** | 3,653 |

Form **8846**	**Credit for Employer Social Security and Medicare Taxes Paid on Certain Employee Tips**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	► **Attach to your tax return.** ► **Go to** *www.irs.gov/Form8846* **for the latest information.**	**2020** Attachment Sequence No. **846**

Name(s) shown on return	Identifying number
Oz House LLC	83-1111103

Note: Claim this credit **only** for employer social security and Medicare taxes paid by a food or beverage establishment where tipping is customary for providing food or beverages. See the instructions for line 1.

1	Tips received by employees for services on which you paid or incurred employer social security and Medicare taxes during the tax year (see instructions)	1	177,551
2	Tips not subject to the credit provisions (see instructions)	2	27,767
3	Creditable tips. Subtract line 2 from line 1	3	149,784
4	Multiply line 3 by 7.65% (0.0765). If you had any tipped employees whose wages (including tips) exceeded $137,700, see instructions and check here . . . . ► ☐	4	11,458
5	Credit for employer social security and Medicare taxes paid on certain employee tips from partnerships and S corporations	5	
6	Add lines 4 and 5. Partnerships and S corporations, report this amount on Schedule K. All others, report this amount on Form 3800, Part III, line 4f	6	11,458

For Paperwork Reduction Act Notice, see instructions.

EEA

Form **8846** (2020)

Form **8879-S**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120-S

► ERO must obtain and retain completed Form 8879-S.
► Go to *www.irs.gov/Form8879S* for the latest information.

For calendar year 2020, or tax year beginning _____ , 2020, and ending _____ , 20 ____ .

OMB No. 1545-0123

2020

Name of corporation	Employer identification number
Oz House LLC	83-1111103

Part I	Tax Return Information (Whole dollars only)		
1	Gross receipts or sales less returns and allowances (Form 1120-S, line 1c)	1	1,326,544
2	Gross profit (Form 1120-S, line 3)	2	715,729
3	Ordinary business income (loss) (Form 1120-S, line 21)	3	(1,024)
4	Net rental real estate income (loss) (Form 1120-S, Schedule K, line 2)	4	
5	Income (loss) reconciliation (Form 1120-S, Schedule K, line 18)	5	(1,881)

Part II	Declaration and Signature Authorization of Officer (Be sure to get a copy of the corporation's return)

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2020 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize Cornbelt Financial, LLC to enter my PIN 02354 as my signature
ERO firm name _____ Don't enter all zeros

on the corporation's 2020 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2020 electronically filed income tax return.

Officer's signature ► _____ Date ► 02-10-2021 Title ► Officer

Part III	Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.

849403   87275
Don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2020 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ► _____ Date ► 02-10-2021

ERO Must Retain This Form - See Instructions
Don't Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

Form **8879-S** (2020)

EEA

Federal Supporting Statements

2020 PG01

Name(s) as shown on return: Oz House LLC

Tax ID Number: 83-1111103

Form 1120S - Line 5 - Other Income

Statement #1

Description	Amount
Other Income	5,444
Miscellaneous	340
Total	**5,784**

STATMENT.LD

	Federal Supporting Statements	**2020 PG01**
Name(s) as shown on return		Tax ID Number
Oz House LLC		83-1111103

Form 1120S - Line 19 - Other Deductions   Statement #2

Description	Amount
Amortization	3,653
Automobile and Truck Expense	39
Bank Charges	46,491
Commissions	33,876
Computer	8,460
Delivery	30,534
Dues and Subscriptions	809
Education and Training	262
Gifts	446
Insurance	4,895
Building and Equipment Insurance	10,081
Workers Comp Insurance	114
Janitorial	3,777
Legal and Professional	25,251
50% Meals	1,005
Office Expense	4,619
Parking Fees and Tolls	2
Payroll Processing Expense	3,204
Permits and Fees	8,831
Postage/Shipping	115
Printing	488
Recruiting	49
Security	699
Software	16,445
Supplies	7,497
Telephone	2,600
Tools	103
Uniforms	11,292
Utilities	21,382
Waste Removal	803
Furniture and Equipment less than 2500	8,277
Grounds Maintenance	388
Music and Entertainment	3,063
Storage	173
Tip Expense	252
Total	**259,975**

STATMENT.LD

Federal Supporting Statements

2020 PG01

Name(s) as shown on return: Oz House LLC

Tax ID Number: 83-1111103

Schedule K - Line 12a - Contributions

Statement #9

Description	Amount
Cash Contributions (60%)	857
Total	**857**

PG01

Schedule K - Line 13g - Other Credits

Statement #12

Description	Amount
Credit For Employer Social Security And Medicare Taxes	11,458
Total	**11,458**

PG01

Schedule K - Line 16c - Nondeductible Expenses

Statement #16c

Description	Amount
Penalties and Fines	15
Meals	1,004
Total	1,019

PG01

Schedule L - Line 6 - Other Current Assets

Statement #19

Description	Beg Of Year	End Of Year
Other Current Assets	39,989	53,507
Total	**39,989**	**53,507**

STATMENT.LD

Name(s) as shown on return
Tax ID Number

Oz House LLC   83-1111103

Schedule M-1 - Line 3b - Expense Recorded on Books   Statement #26

Description	Amount
Nondeductible Expenses	15
Total	**15**

PG01

Schedule M-2 - Line 5 - Other Reductions   Statement #30

Description	Amount
Contributions	857
Nondeductible Expenses	1,019
Total	**1,876**

Name(s) as shown on return	FEIN
Oz House LLC	83-1111103

Bank Charges

Description	Amount
Bank Service Charges	$ 43
Merchant Service Fees	46,448
Total: $	**46,491**

Employee Benefit Programs

Description	Amount
PR Benefits Health Insurance	$ 3,006
PR Benefits Officer Health Insurance	2,661
Total: $	**5,667**

Insurance - Building and Equipment

Description	Amount
Commercial Property	$ 8,863
Equipment Liability	1,218
Total: $	**10,081**

Interest Expense

Description	Amount
Interest Expense	$ 10,414
Finance Charge	4,060
MicroVenture Interest Payments	11,677
Total: $	**26,151**

Legal and Professional

Description	Amount
Legal	$ 2,226
Professional Fees	23,025
Total: $	**25,251**

OVERFLOW.LD

Name(s) as shown on return	FEIN
Oz House LLC	83-1111103

Meals 50% Limit

Description		Amount
Business & Employee Meals	$	997
Meals & Entertainment		1,012
Total:	**$**	**2,009**

Supplies

Description		Amount
Kitchen	$	7,497
Total:	**$**	**7,497**

Utilities

Description		Amount
Cable and Internet	$	4,137
Electricity		13,044
Gas		4,201
Total:	**$**	**21,382**

Gross Receipts or Sales

Description		Amount
Alcohol Sales	$	334,850
Food Delivery Sales		223,720
Food Sales		696,482
Merchandise Sales		493
Non-Alcohol Sales		48,840
Service Charge Income		18,275
GoFundMe Income		4,061
Uncategorized Sales		14,434
Total:	**$**	**1,341,155**

Name(s) as shown on return	FEIN
Oz House LLC	83-1111103

Returns and Allowances

Description	Amount
Alcohol Discounts	$ 2,086
Food Discounts	10,267
Promotions	2,238
Refunds	18
Other Discounts	2
Total: $	14,611

Purchases

Description	Amount
COGS - Beer	$ 141,648
COGS - Food	296,540
COGS - Freight	567
COGS - Merchandise	1,487
COGS - Supplies	32,015
Total: $	472,257

Cost of Labor

Description	Amount
PR - BOH Wages	$ 15,702
PR - BOH Payroll Tax	122,856
Total: $	138,558

Taxes & Licenses - Payroll Taxes

Description	Amount
PR FOH Payroll Tax	$ 24,100
PR Officer Payroll Tax	8,592
Total: $	32,692

Form 1120S, Page 1, Line 12 — Other Misc Taxes and Licenses

Description	Amount
Taxes - Business Property	$ 2,454
Taxes - Corporate Income	118
Taxes - Sales Tax	1,469
Total: $	4,041

OVERFLOW.LD

Taxes and Licenses Attachment

Note: This information does not transmit to the IRS with e-filed returns.
Including with a paper filed return is optional.

2020

S CORPORATION NAME	EIN
Oz House LLC	83-1111103

Taxes and Licenses	Form 1120S	Page 1, Line 12

#		#	
1	State income taxes	1	
2	State franchise taxes	2	
3	City income taxes	3	
4	City franchise taxes	4	
5	Local property taxes	5	
6	Intangible property taxes	6	
7	Payroll taxes	7	32,692
8	Less: credit from Form 8846	8	
9	Foreign taxes paid	9	
10	Occupancy taxes	10	
11	Other miscellaneous taxes	11	4,041
12	Built in gains tax allocated to ordinary income	12	
13	Licenses	13	
14	Total to Form 1120S, Page 1, Line 12	14	36,733

Schedule M-2/Retained Earnings Worksheet

Form 1120S

(Keep for your records)

2020

Name(s) as shown on return

Oz House LLC

Tax ID Number

83-1111103

Analysis of Current-Year Retained Earnings

1	Beginning retained earnings per balance sheet (Schedule L, column b, lines 24 and 25)	1	(470,787)
2	Book income (loss) (Schedule M-1, line 1, or Schedule M-3, page 1, line 11)	2	(2,900)
3	Distributions (Schedule K, line 16d + line 17c)	3	(129,184)
4	Subtotal (combines lines 1 through 3)	4	(602,871)
5	Ending retained earnings per balance sheet (Schedule L, column d, lines 24 and 25)	5	(567,087)
6	**Difference (line 4 minus line 5) (should be zero)**	6	(35,784)

Current-Year Change to Retained Earnings Compared to Current-Year Change to AAA & OAA

1	Ending retained earnings (Schedule L, column d, line 24)	1	(567,087)
2	Beginning retained earnings (Schedule L, column b, line 24)	2	(470,787)
3	Retained earnings change (line 1 minus line 2)	3	(96,300)
4	Ending AAA plus OAA	4	(489,588)
5	Beginning AAA plus OAA	5	(486,688)
6	Difference (line 4 minus line 5)	6	(2,900)

Current-Year Timing Adjustments per Schedule M-1

Subtractions from net income per books (Schedule M-1, lines 5 and 6 - not included on Schedule M-2)

7	Other income recorded on books not included on Schedule K	7	
8	Depreciation on Schedule K not included on books	8	
9	Other Schedule K items not included on books	9	
10	Total subtractions (lines 7 through 9)	10	

Additions to net income per books (Schedule M-1, lines 2 and 3 - not included on Schedule M-2, line 3)

11	Income included on Schedule K not recorded on books	11	
12	Depreciation on books not included on Schedule K	12	
13	Other items on books not included on Schedule K	13	
14	Total additions (lines 11 through 13)	14	
15	Sch M-1 timing adjustments not included on Schedule M-2, lines 2 thru 5 (subtract line 14 from line 10)	15	

Current-Year Timing Adjustments Per Schedule M-3

Permanent or temporary book-to-tax difference amounts entered on the M32, M33, 8916A, and SCH3 screens appear on line 16 and line 17 as opposite of the actual entries. For example, an entry of -100 would appear as 100.

16	Permanent differences	16	
17	Temporary differences	17	
18	Timing adjustments not included on Schedule M-2 (combine lines 16 and 17)	18	
19	Distributions reported on Schedule K, line 16d, not allowed on Schedule M-2, line 7	19	(129,184)
20	Distributions reported on Schedule K, line 17c, dividend distributions paid from AE&P	20	
21	Adjustments to retained earnings (Schedule L, line 25 column d minus Schedule L, line 25, column b)	21	
22	M-2 amount after M-1 timing adjustments (add lines 6, 15, 19, 20 and 21)	22	(132,084)
23	M-2 amount after M-3 timing adjustments (add lines 6, 18, 19, 20 and 21)	23	
24	**Net reconciliation difference (line 3 minus line 22 or 23)**	24	35,784

	Listing of Shareholder Distributions	**2020**
Name(s) as shown on return		Employer Identification Number
Oz House LLC		83-1111103

Date	Amount
12-31-2020	129,184
Total	**129,184**

Summary of Stock Ownership

2020

CORPORATION NAME
Oz House LLC

EIN
83-1111103

Shareholder Information			Shares		% Ownership	
Name	EIN/SSN	Type	Beginning	Ending	Beginning	Ending
Kanter Companies LLC	32-0571434	D	51	51	51.00000	51.00000
John Odette	471-96-1252		49	49	49.00000	49.00000
Total			100	100		

WK_SOWN.LD

Qualified Business Income Information

Summary of Statement A - QBI PTE Reporting

(Keep for your records)

2020

Name(s) as shown on return

Oz House LLC

Tax ID Number

83-1111103

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	Oz House LLC	83-1111103			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)	(1,024)					
Rental Income (Loss)						
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages	364,006					
Unadjusted Basis Immediately After Acquisition	498,166					
Section 199A Dividends						

WK_QBI~.LD

Form 1120S

K-K1 Comparison Worksheet

(Keep for your records)

2020

S CORPORATION NAME: Oz House LLC

EIN: 83-1111103

Description	Schedule K	K-1 Totals	Difference
1 Ordinary business income (loss)	(1,024)	(1,024)	
12 A Cash contributions (60%)	857	857	
13 N Credit for employer SS and Medicare taxes	11,458	11,458	
16 C Nondeductible expenses	1,019	1,019	
D Property distributions	129,184	129,184	

* Item is included in UBIA
for Section 199A calculations.
See "UBIA" in lower right corner.

Depreciation Detail Listing

FORM 1120S

For your records only

2020

Name(s) as shown on return: Oz House LLC

Social security number/EIN: 83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	Grease Trap Equipment	10122018	276*		100.00		PY 276	0	15	150 DB HY	8.55	276		276	
2	Beer Coder Equipment	10162018	1,557*		100.00		PY 1,557	0	15	150 DB HY	8.55	1,557		1,557	
3	Leasehold Improvement	12312018	42,926*		100.00		PY 42,926	0	15	150 DB HY	8.55	42,926		42,926	
4	Texas Backyard Struct	10232018	3,000*		100.00		PY 3,000	0	7	200 DB HY	17.49	3,000		3,000	
5	East Coast Chair& Bar	10252018	2,862*		100.00		PY 2,862	0	7	200 DB HY	17.49	2,862		2,862	
6	Pottery Barn - Furnit	10302018	378*		100.00		PY 378	0	7	200 DB HY	17.49	378		378	
7	CrateStyle - Furnitur	11012018	70*		100.00		PY 70	0	7	200 DB HY	17.49	70		70	
8	Patent Print Posters	11032018	174*		100.00		PY 174	0	7	200 DB HY	17.49	174		174	
9	Hobby Lobby - Furnitu	11122018	61*		100.00		PY 61	0	7	200 DB HY	17.49	61		61	
10	Paylon - Doors	11132018	1,600*		100.00		PY 1,600	0	7	200 DB HY	17.49	1,600		1,600	
11	Best Buy - TV and Mou	11232018	2,565*		100.00		PY 2,565	0	7	200 DB HY	17.49	2,565		2,565	
12	Picnic Benches	12042018	800*		100.00		PY 800	0	7	200 DB HY	17.49	800		800	
13	Picnic Benches	12122018	3,150*		100.00		PY 3,150	0	7	200 DB HY	17.49	3,150		3,150	
14	Patio Furniture	12212018	650*		100.00		PY 650	0	7	200 DB HY	17.49	650		650	
15	Small Wares Equipment	11102018	640*		100.00		PY 640	0	15	150 DB HY	8.55	640		640	
16	Equipment - Oktober	11142018	2,357*		100.00		PY 2,357	0	15	150 DB HY	8.55	2,357		2,357	
17	Equipment - The Webst	12052018	311*		100.00		PY 311	0	15	150 DB HY	8.55	311		311	
18	Pawnee Equipment Leas	08032018	14,992*		100.00		PY 14,992	0	15	150 DB HY	8.55	14,992		14,992	
19	Amur Equipment Lease	08032018	113,924*		100.00		PY 113,924	0	15	150 DB HY	8.55	113,924		113,924	
20	Time Payment Equipmen	09192018	25,232*		100.00		PY 25,232	0	15	150 DB HY	8.55	25,232		25,232	
21	Centra Equipment Leas	10182018	18,401*		100.00		PY 18,401	0	15	150 DB HY	8.55	18,401		18,401	
22	Start-Up Costs	12312018	54,791		100.00			54,791	15	AMT-AMT	6.6667	5,784	3,653	9,437	3,653
23	Patio Furniture - Fur	01082019	450*		100.00		PY 450	0	7	200 DB MQ	21.43	450		450	
24	Umbrella Bases - Furn	01142019	141*		100.00		PY 141	0	7	200 DB MQ	21.43	141		141	
25	Bathroom Fixtures - F	01152019	544*		100.00		PY 544	0	15	150 DB MQ	9.13	544		544	
26	Patio Umbrellas - Fur	01152019	280*		100.00		PY 280	0	5	200 DB MQ	26	280		280	
27	Foosball Table - Furn	01152019	570*		100.00		PY 570	0	5	200 DB MQ	26	570		570	
28	Metal Dining Chairs -	01152019	550*		100.00		PY 550	0	7	200 DB MQ	21.43	550		550	
29	Barnsco - Furniture F	01182019	700*		100.00		PY 700	0	7	200 DB MQ	21.43	700		700	
30	Texas Backyard Struct	01202019	3,252*		100.00		PY 3,252	0	7	200 DB MQ	21.43	3,252		3,252	

* Item is included in UBIA
for Section 199A calculations.
See "UBIA" in lower right corner.

Depreciation Detail Listing

FORM 1120S

For your records only

2020

Name(s) as shown on return: Oz House LLC

Social security number/EIN: 83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
31	Nature Indoors - Furn	01242019	639*		100.00		PY 639	0	7	200 DB MQ	21.43	639		639	
32	Shelving Units - Furn	01262019	170*		100.00		PY 170	0	7	200 DB MQ	21.43	170		170	
33	Wood Fixture - Furnit	01312019	400*		100.00		PY 400	0	7	200 DB MQ	21.43	400		400	
34	ATS Acoustics - Furni	02252019	3,350*		100.00		PY 3,350	0	7	200 DB MQ	21.43	3,350		3,350	
35	Table Tap - Furniture	03202019	2,004*		100.00		PY 2,004	0	7	200 DB MQ	21.43	2,004		2,004	
36	Leasehold Improvement	12312019	158,493*		100.00		PY 158,493	0	15	150 DB MQ	9.88	158,493		158,493	
37	Machinery and Equipme	12312019	5,216*		100.00		PY 5,216	0	7	200 DB MQ	27.55	5,216		5,216	
38	2018 LEAF Equipment L	12212019	32,506*		100.00		PY 32,506	0	7	200 DB MQ	27.55	32,506		32,506	
39	Machinery and Equip 2	12312019	4,842*		100.00		PY 4,842	0	7	200 DB MQ	27.55	4,842		4,842	
40	Austin American Awnin	01232020	9,478*		100.00		CY 9,478	0	15	150 DB HY	5			9,478	
41	Blue & Associates Inc	09082020	22,134*		100.00		CY 22,134	0	15	150 DB HY	5			22,134	
42	VendLease	01012020	3,396*		100.00		CY 3,396	0	7	200 DB HY	14.29			3,396	
43	PourMyBeer	09172020	7,023*		100.00		CY 7,023	0	7	200 DB HY	14.29			7,023	
44	Mission Restuarant Su	01152020	3,427*		100.00		CY 3,427	0	7	200 DB HY	14.29			3,427	
45	Electric Heater Insta	11122020	2,675*		100.00		CY 2,675	0	7	200 DB HY	14.29			2,675	
	Totals		552,957				CY 48,133	54,791				455,817	3,653	507,603	3,653

Land Amount		PY 450,033	CY 179 and CY Bonus	48,133	ST ADJ: (7,505)
Net Depreciable Cost	552,957		TOTAL CY Depr including 179/bonus	51,786	UBIA: 498,166

Name(s) as shown on return

Oz House LLC

Social security number/EIN

83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	Grease Trap Equipment	10122018	276*		100.00			276	15	150 DB HY	8.55	40	24	64	
2	Beer Coder Equipment	10162018	1,557*		100.00			1,557	15	150 DB HY	8.55	226	133	359	
3	Leasehold Improvement	12312018	42,926*		100.00			42,926	15	150 DB HY	8.55	6,224	3,670	9,894	
4	Texas Backyard Struct	10232018	3,000*		100.00			3,000	7	200 DB HY	17.49	1,164	525	1,689	
5	East Coast Chair& Bar	10252018	2,862*		100.00			2,862	7	200 DB HY	17.49	1,110	501	1,611	
6	Pottery Barn - Furnit	10302018	378*		100.00			378	7	200 DB HY	17.49	147	66	213	
7	CrateStyle - Furnitur	11012018	70*		100.00			70	7	200 DB HY	17.49	27	12	39	
8	Patent Print Posters	11032018	174*		100.00			174	7	200 DB HY	17.49	68	30	98	
9	Hobby Lobby - Furnitu	11122018	61*		100.00			61	7	200 DB HY	17.49	24	11	35	
10	Paylon - Doors	11132018	1,600*		100.00			1,600	7	200 DB HY	17.49	621	280	901	
11	Best Buy - TV and Mou	11232018	2,565*		100.00			2,565	7	200 DB HY	17.49	995	449	1,444	
12	Picnic Benches	12042018	800*		100.00			800	7	200 DB HY	17.49	310	140	450	
13	Picnic Benches	12122018	3,150*		100.00			3,150	7	200 DB HY	17.49	1,221	551	1,772	
14	Patio Furniture	12212018	650*		100.00			650	7	200 DB HY	17.49	252	114	366	
15	Small Wares Equipment	11102018	640*		100.00			640	15	150 DB HY	8.55	93	55	148	
16	Equipment - Oktober	11142018	2,357*		100.00			2,357	15	150 DB HY	8.55	342	202	544	
17	Equipment - The Webst	12052018	311*		100.00			311	15	150 DB HY	8.55	46	27	73	
18	Pawnee Equipment Leas	08032018	14,992*		100.00			14,992	15	150 DB HY	8.55	2,174	1,282	3,456	
19	Amur Equipment Lease	08032018	113,924*		100.00			113,924	15	150 DB HY	8.55	16,519	9,741	26,260	
20	Time Payment Equipmen	09192018	25,232*		100.00			25,232	15	150 DB HY	8.55	3,659	2,157	5,816	
21	Centra Equipment Leas	10182018	18,401*		100.00			18,401	15	150 DB HY	8.55	2,668	1,573	4,241	
22	Start-Up Costs	12312018	54,791*		100.00			54,791	15	AMT	6.6667	5,784	3,653	9,437	
23	Patio Furniture - Fur	01082019	450*		100.00			450	7	200 DB MQ	21.43	113	96	209	
24	Umbrella Bases - Furn	01142019	141*		100.00			141	7	200 DB MQ	21.43	35	30	65	
25	Bathroom Fixtures - F	01152019	544*		100.00			544	15	150 DB MQ	9.13	48	50	98	
26	Patio Umbrellas - Fur	01152019	280*		100.00			280	5	200 DB MQ	26	98	73	171	
27	Foosball Table - Furn	01152019	570*		100.00			570	5	200 DB MQ	26	200	148	348	
28	Metal Dining Chairs -	01152019	550*		100.00			550	7	200 DB MQ	21.43	138	118	256	
29	Barnsco - Furniture F	01182019	700*		100.00			700	7	200 DB MQ	21.43	175	150	325	
30	Texas Backyard Struct	01202019	3,252*		100.00			3,252	7	200 DB MQ	21.43	813	697	1,510	

Name(s) as shown on return: Oz House LLC

Social security number/EIN: 83-1111103

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
31	Nature Indoors - Furn	01242019	639*		100.00			639	7	200 DB MQ	21.43	160	137	297	
32	Shelving Units - Furn	01262019	170*		100.00			170	7	200 DB MQ	21.43	43	36	79	
33	Wood Fixture - Furnit	01312019	400*		100.00			400	7	200 DB MQ	21.43	100	86	186	
34	ATS Acoustics - Furni	02252019	3,350*		100.00			3,350	7	200 DB MQ	21.43	838	718	1,556	
35	Table Tap - Furniture	03202019	2,004*		100.00			2,004	7	200 DB MQ	21.43	501	429	930	
36	Leasehold Improvement	12312019	158,493*		100.00			158,493	15	150 DB MQ	9.88	1,981	15,659	17,640	
37	Machinery and Equipme	12312019	5,216*		100.00			5,216	7	200 DB MQ	27.55	186	1,437	1,623	
38	2018 LEAF Equipment L	12212019	32,506*		100.00			32,506	7	200 DB MQ	27.55	1,160	8,955	10,115	
39	Machinery and Equip 2	12312019	4,842*		100.00			4,842	7	200 DB MQ	27.55	173	1,334	1,507	
40	Austin American Awnin	01232020	9,478*		100.00			9,478	15	150 DB HY	5		474	474	
41	Blue & Associates Inc	09082020	22,134*		100.00			22,134	15	150 DB HY	5		1,107	1,107	
42	VendLease	01012020	3,396*		100.00			3,396	7	200 DB HY	14.29		485	485	
43	PourMyBeer	09172020	7,023*		100.00			7,023	7	200 DB HY	14.29		1,004	1,004	
44	Mission Restuarant Su	01152020	3,427*		100.00			3,427	7	200 DB HY	14.29		490	490	
45	Electric Heater Insta	11122020	2,675*		100.00			2,675	7	200 DB HY	14.29		382	382	
	Totals		552,957					552,957				50,476	59,291	109,767	

Land Amount
Net Depreciable Cost: 552,957

CY 179 and CY Bonus
TOTAL CY Depr including 179/bonus: 59,291

UBIA: 498,166

Next Year's Depreciation Worksheet

(Keep for your records)

2020

Name(s) as ahown on return
Oz House LLC

Tax ID Number
83-1111103

Form	Multi-Form	Description	Date	Basis	Method	Life	Deduction
1120	1	Grease Trap Equipment- D	10-12-2018		M	15	
1120	1	Beer Coder Equipment - T	10-16-2018		M	15	
1120	1	Leasehold Improvements	12-31-2018		M	15	
1120	1	Texas Backyard Structure	10-23-2018		M	7	
1120	1	East Coast Chair& Barsto	10-25-2018		M	7	
1120	1	Pottery Barn - Furniture	10-30-2018		M	7	
1120	1	CrateStyle - Furniture F	11-01-2018		M	7	
1120	1	Patent Print Posters - F	11-03-2018		M	7	
1120	1	Hobby Lobby - Furniture	11-12-2018		M	7	
1120	1	Paylon - Doors	11-13-2018		M	7	
1120	1	Best Buy - TV and Mounts	11-23-2018		M	7	
1120	1	Picnic Benches	12-04-2018		M	7	
1120	1	Picnic Benches	12-12-2018		M	7	
1120	1	Patio Furniture	12-21-2018		M	7	
1120	1	Small Wares Equipment -	11-10-2018		M	15	
1120	1	Equipment - Oktober	11-14-2018		M	15	
1120	1	Equipment - The Webstuar	12-05-2018		M	15	
1120	1	Pawnee Equipment Lease	08-03-2018		M	15	
1120	1	Amur Equipment Lease	08-03-2018		M	15	
1120	1	Time Payment Equipment L	09-19-2018		M	15	
1120	1	Centra Equipment Lease	10-18-2018		M	15	
1120	1	Start-Up Costs	12-31-2018	54,791	AMT	15	3,653
1120	1	Patio Furniture - Furnit	01-08-2019		M	7	
1120	1	Umbrella Bases - Furnitu	01-14-2019		M	7	
1120	1	Bathroom Fixtures - Furn	01-15-2019		M	15	
1120	1	Patio Umbrellas - Furnit	01-15-2019		M	5	
1120	1	Foosball Table - Furnitu	01-15-2019		M	5	
1120	1	Metal Dining Chairs - Fu	01-15-2019		M	7	
1120	1	Barnsco - Furniture Fixt	01-18-2019		M	7	
1120	1	Texas Backyard Structure	01-20-2019		M	7	
1120	1	Nature Indoors - Furnitu	01-24-2019		M	7	
1120	1	Shelving Units - Furnitu	01-26-2019		M	7	
1120	1	Wood Fixture - Furniture	01-31-2019		M	7	
1120	1	ATS Acoustics - Furnitur	02-25-2019		M	7	
1120	1	Table Tap - Furniture Fi	03-20-2019		M	7	
1120	1	Leasehold Improvements	12-31-2019		M	15	
1120	1	Machinery and Equipment	12-31-2019		M	7	
1120	1	2018 LEAF Equipment Leas	12-21-2019		M	7	
1120	1	Machinery and Equip 2018	12-31-2019		M	7	
1120	1	Austin American Awning	01-23-2020		M	15	
1120	1	Blue & Associates Inc	09-08-2020		M	15	
1120	1	VendLease	01-01-2020		M	7	
1120	1	PourMyBeer	09-17-2020		M	7	
1120	1	Mission Restuarant Suppl	01-15-2020		M	7	
1120	1	Electric Heater Install	11-12-2020		M	7	
		TOTAL					**3,653**

	1120S TAX RETURN COMPARISON **2018 / 2019 / 2020**	**2020**

Name(s) as shown on return	Identifying number
Oz House LLC	83-1111103

Income	**2018 FEDERAL**	**2019 FEDERAL**	**2020 FEDERAL**	**DIFFERENCE BETWEEN 2019 & 2020**
Net receipts		1,146,999	1,326,544	179,545
Cost of goods sold	1,377	617,214	610,815	(6,399)
Gross profit	(1,377)	529,785	715,729	185,944
Net gain/loss from 4797				
Other income		6,713	5,784	(929)
Total income	(1,377)	536,498	721,513	185,015
Deductions				
Compensation of officers		104,651	106,353	1,702
Salaries and wages		91,685	119,095	27,410
Repairs and maintenance		8,593	14,745	6,152
Bad debts				
Rents		107,125	100,983	(6,142)
Taxes and licenses		22,652	36,733	14,081
Interest		26,357	26,151	(206)
Net depreciation	235,926	214,107	48,133	(165,974)
Depletion				
Advertising		6,627	4,702	(1,925)
Pension, profit-sharing				
Employee benefits		1,093	5,667	4,574
Other deductions	2,131	192,053	259,975	67,922
Total deductions	238,057	774,943	722,537	(52,406)
Ordinary business income(loss)	(239,434)	(238,445)	(1,024)	237,421
Tax				
Total tax				
Payments				
Estimated taxes paid				
Total payments line 23e				
Results				
Amount owed				
Overpayment				
Applied to estimate				
Refund				

SCHEDULE K - Shareholder's Share Items

Income				
Ordinary business income (loss)	(239,434)	(238,445)	(1,024)	237,421
Net rental real estate income (loss)				
Other net rental income (loss)				
Interest income				
Ordinary dividends				
Qualified dividends				
Royalties				
Net short-term capital gain (loss)				
Net long-term capital gain (loss)				
Collectibles (28%) gain (loss)				
Unrecaptured section 1250 gain				
Net section 1231 gain (loss)				
Other income (loss)				
	2018	**2019**	**2020**	**DIFFERENCE**

Name(s) as shown on return

Oz House LLC

Identifying number

83-1111103

	2018 FEDERAL	2019 FEDERAL	2020 FEDERAL	DIFFERENCE BETWEEN 2019 & 2020
Deductions				
Section 179 deduction				
Contributions		534	857	323
Investment interest expense				
Section 59(e)(2) expenditures				
Other deductions				
Credits				
Low-income housing credit (section 42(j)(5)) . .				
Low-income housing credit (other) . . .				
Qualified rehabilitation expenditures (rental real estate)				
Other rental real estate credits				
Other rental credits				
Credit for alcohol used as fuel				
Other credits		7,517	11,458	3,941
Foreign Transactions				
Gross income from all sources				
Gross income sourced at shareholder level . .				
Foreign gross income sourced at corporate level				
Passive category				
General categories				
Other				
Deductions allocated and apportioned at shareholder level				
Interest expense				
Other				
Deductions allocated / apportioned at corp. level to foreign source inc.				
Passive category				
General categories				
Other				
Total foreign taxes paid or accrued . . .				
Reduction in taxes available for credit . .				
Alternative Minimum Tax (AMT) items				
Post-1986 depreciation adjustment				
Adjusted gain or loss				
Depletion				
Oil, gas, and geothermal properties - gross income				
Oil, gas, and geothermal properties - deductions				
Other AMT items				
Items Affecting Shareholder Basis				
Tax-exempt interest income				
Other tax-exempt income				
Nondeductible expenses		8,274	1,019	(7,255)
Property distributions		522	129,184	128,662
Repayment of loans from shareholders .				
Other information				
Investment income				
Investment expenses				
Dividend distributions paid from accum earnings and profits				
RESIDENT STATE				
Taxable income				
Total tax				
Overpayment				
Balance due				
	2018	**2019**	**2020**	**DIFFERENCE**

COMPARES.LD2